Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

JDA SOFTWARE GROUP, INC.

(a Delaware Corporation)

at

$45.00 Net Per Share

by

RP CROWN ACQUISITION SUB, LLC

a direct wholly owned subsidiary of

RP CROWN PARENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 13, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

RP Crown Acquisition Sub, LLC, a Delaware limited liability company (which we refer to as “Purchaser”) and a direct wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (which we refer to as the “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of JDA Software Group, Inc., a Delaware corporation (which we refer to as the “Company”), at a purchase price of $45.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which together with this Offer to Purchase constitutes the “Offer”). Parent is a direct wholly owned subsidiary of RP Crown Holding, LLC, a Delaware limited liability company (which we refer to as “Holdco”), which is a direct wholly owned subsidiary of RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and between Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned direct subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed. However, if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated, subject to the terms and conditions of the Merger Agreement, after the stockholders of the Company have adopted the Merger Agreement at a special meeting of stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held (i) by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law with respect to such Shares), will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest thereon and less any required withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, the satisfaction of (i) the Termination Condition, (ii) the Minimum Condition, (iii) the Financing Proceeds Condition, (iv) the HSR Condition, (v) the Foreign Antitrust Condition, (vi) the Governmental Authority Condition, and (vii) the Top-Up Condition (each as described and defined below in this Offer to Purchase). The Termination Condition requires that the Merger Agreement has not been terminated prior to the expiration of the Offer. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn immediately prior to the expiration of the Offer (the date on which the Offer finally expires taking into account any extensions pursuant to and in accordance with the Merger Agreement is referred to as the “Offer Expiration Date”) represents, when added to the Shares owned by Purchaser, at least seventy-nine percent (79%) of the aggregate number of Shares outstanding on a Fully-Diluted Basis (as defined below in this Offer to Purchase) as of the expiration of the Offer. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) shall have received the proceeds of the Debt Financing (or Alternative Financing) (as defined below in this Offer to Purchase) or the lenders party to the Debt Financing Commitment (as defined below in this Offer to Purchase) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing (as defined below in this Offer to Purchase) and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing (as defined below in this Offer to Purchase) on the terms set forth in the Debt Financing Commitment (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by Parent or Purchaser of the Equity Financing). The HSR Condition requires that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated. Under the HSR Act, New Mountain Partners III, L.P. (“NMP”, which owns all of the equity interests of RP LLC) and the Company filed on November 9, 2012 Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Merger. The Foreign Antitrust Condition requires that filings under Antitrust Laws (as defined in the Merger Agreement) of Germany shall have been made and a clearance decision by the German Federal Cartel Office (“FCO”) shall have been adopted under the German Act Against Restraints of Competition or the applicable statutory review period under that act has expired without the FCO taking a decision. RP LLC and RHI made the requisite filing with the German FCO on November 12, 2012. The Governmental Authority Condition requires that no governmental entity of competent jurisdiction shall have issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the making or consummation of the Offer, the exercise or consummation of the Top-Up Option (as defined below in this Offer to Purchase) (if the exercise of the Top-Up Option is necessary to ensure that Purchaser and Parent own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis) or the consummation of the Merger. In addition, the Top-Up Condition requires that if the exercise of the Top-Up Option is necessary to ensure that Purchaser owns at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn must be sufficient for Parent and its affiliates to own at least 90% of the aggregate number of Shares on a Fully Diluted Basis. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the Company’s Board of Directors has by unanimous vote (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares (as defined below in this Offer to Purchase) thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-1 through S-11. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

November 15, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Offer Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee tender your Shares for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry, or you cannot deliver all required documents to the Depository prior to the Offer Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address, telephone numbers and email address set forth on the back cover of this Offer to Purchase. Questions and requests for assistance by dealers may be directed to the Dealer Manager at its address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is: Greenhill & Co., LLC 300 Park Avenue New York, New York 10022 Call Toll-Free: (888) 504-7336

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share, of JDA Software Group, Inc. (the “Shares”).

Price Offered Per Share	$45.00 net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	11:59 p.m. (New York time) on December 13, 2012, unless the Offer (as defined below) is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Purchaser”) and a direct wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (the “Parent”).

The Company’s Board of Directors Recommendation	The Board of Directors of the Company (the “Company Board”) has recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement (as described below).

Who is offering to buy my Shares?

RP Crown Acquisition Sub, LLC, or Purchaser, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware limited liability company and a direct wholly owned subsidiary of RP Crown Parent, LLC, or Parent, a Delaware limited liability company. Each of Purchaser and Parent was organized for the sole purpose of making the Offer and completing the process by which Purchaser is merged with and into the Company. Parent is a direct wholly owned subsidiary of RP Crown Holding LLC (“Holdco”), which is a direct wholly owned subsidiary of RP Holding, L.L.C. (“RP LLC”). RP LLC is wholly owned by New Mountain Partners III, L.P. (“NMP”), a Delaware limited partnership. In connection with the closing of the Offer and related transactions, RP LLC will contribute the equity interests of Holdco to RedPrairie Holding, Inc., a Delaware corporation (“RHI”), and Parent and Purchaser will become indirect wholly owned subsidiaries of RHI. All of the outstanding units of RP LLC are owned by NMP. RP LLC also holds approximately 80.25% of the outstanding capital stock (on a fully diluted basis) of RHI, a holding company for RedPrairie Corporation (“RedPrairie”), a provider of supply chain, workforce and all-channel commerce software. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent and Purchaser, collectively. We use the term “Parent” to refer to RP Crown Parent, LLC alone, the term “Purchaser” to refer to RP Crown Acquisition Sub, LLC alone and the terms “the Company” and the “Company” to refer to JDA Software Group, Inc. alone.

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”, which together with this Offer to Purchase constitutes the “Offer”). See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer as a “short-form” merger under Delaware law. In certain cases, Parent and the Company have agreed in the Merger Agreement to proceed with a one-step “long-form” Merger transaction if the Offer is not consummated. Upon consummation of the Merger, the Company would cease to be a publicly traded company and would be a wholly owned direct subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $45.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate representing your Shares has been issued to you) and you tender your Shares directly to American Stock Transfer & Trust Company, LLC in the Offer, you will not have to pay brokerage fees, commissions or similar expenses (including, except as otherwise provided in the Letter of Transmittal, stock transfer taxes). If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of November 1, 2012 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the merger of Purchaser with and into the Company (the “Merger”, which Merger, unless the Offer is terminated, shall occur subsequent to the consummation of the Offer) with the Company continuing as the surviving corporation (which we refer to as the “Surviving Company”) in the Merger and a wholly owned direct subsidiary of Parent. See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

What does the Company Board recommend with respect to the Offer and the Merger?

After careful consideration, the Company’s Board of Directors has by unanimous vote (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

A more complete description of the reasons of the Company’s Board of Directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being or will be filed with the SEC and furnished to stockholders in connection with the Offer.

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $2.8 billion to complete the Offer and the Merger, to repay certain existing debt of the Company, to repay certain existing debt of RedPrairie, and to pay related transaction fees and expenses at the closing of the Merger. Parent has obtained a commitment from Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate) to provide the full amount of a (i) $1,550,000,000 senior secured first lien credit facility (consisting of a $1,450,000,000 term loan facility and a $100,000,000 revolving credit facility) (which we refer to as the “Senior First Lien Facilities”) and (ii) $650,000,000 senior secured second lien term loan facility (which we refer to as the “Senior Second Lien Term Facility” and together with the Senior First Lien Facilities, the “Debt Financing”). The proceeds of loans under the revolving credit facility will primarily be used after the closing of the Merger for working capital and other general corporate purposes of RHI and its subsidiaries. NMP has provided an equity commitment of up to $342,000,000 in cash to Parent (the “Equity Financing”), which, when added to the Debt Financing, Parent and Purchaser anticipate will be sufficient, together with cash on hand of the Surviving Company and RedPrairie, to consummate the Offer and the Merger, repay certain existing debt of the Company, repay certain existing debt of RedPrairie, and pay fees and expenses in connection with the Offer and the Merger and fund working capital at the closing of the Merger. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including the requirement that Purchaser be able to effect the Merger promptly after the closing of the Offer). If at least 90% of the Shares outstanding on a Fully-Diluted Basis (as defined below) are validly tendered and not properly withdrawn in the Offer, we intend to effect the Merger (promptly following the closing of the Offer) without any further action by the stockholders of the Company. If less than 90% of the Shares outstanding on a Fully-Diluted Basis are validly tendered and not properly withdrawn in the Offer, provided the Minimum Condition (as described below) is satisfied, we will be deemed to have exercised the Top-Up Option immediately after we accept and pay for the Shares tendered in the Offer, and we will thereafter effect the Merger without any further action by the stockholders of the Company See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	we have received Equity Financing and Debt Financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. (New York time) on December 13, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement (the date on which the Offer finally expires taking into account any extensions pursuant to and in accordance with the Merger Agreement is referred to as the “Offer Expiration Date”) or the Offer is earlier terminated in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender of your Shares by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in this Offer to Purchase) may guarantee that the missing items will be received by the Depositary (as defined below) within three trading days on the NASDAQ Global Select Market (“Nasdaq”).

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on or about December 14, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” the time at which such Offer Closing occurs is referred to as the “Acceptance Time” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time on which the Merger becomes effective is referred to as the “Effective Time.” See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

(i)	if as of any then-scheduled expiration of the Offer, any Offer condition, including the Financing Proceeds Condition, shall not have been satisfied or waived by Purchaser, then unless Parent and the Company otherwise agree, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as the Company and Parent may mutually agree) until such Offer condition(s) are satisfied or waived;

(ii)	if the Offer is required to be extended by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, then Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by such rule, regulation, interpretation or position;

(iii)	if requested by the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer beyond any then-scheduled Offer Expiration Date (a) for one or more consecutive increments designated by the Company in its sole discretion (which designation shall be made by the Company in writing to Parent not later than the date that is one business day prior to the then-scheduled Offer Expiration Date); provided, however, that Purchaser shall not be required to extend the Offer pursuant to this clause (a) beyond 5:00 P.M. New York City time on December 12, 2012 and (b) if the Company has delivered notice of its intention to effect a Change of Recommendation (as defined below in this Offer to Purchase) or to execute Acquisition Proposal Documentation (as defined below in this Offer to Purchase at Section 11 — “Merger Agreement — Solicitation” ) in accordance with the terms of the Merger Agreement prior to the then scheduled Offer Expiration Date, three business days after such notice; provided however that Purchaser shall not be required to extend the Offer pursuant to this clause (iii) more than once;

(iv)

Purchaser shall have the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the Offer conditions other than the Financing Proceeds Condition have been satisfied or waived and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement (such alternative financing, “Alternative Financing”)) has not actually been received by Purchaser or Parent, and the lenders party to the Debt Financing Commitment (or to the commitments with respect to any Alternative Financing (such commitments, “Alternative Financing Commitments”)) have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or Alternative Financing Commitments) and subject only to the satisfaction of the Offer conditions (and contribution by Parent or Purchaser of the proceeds of the Equity Financing); or

(v)	If (x) the Financing Proceeds Condition has been satisfied less than five business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer for a period of up to five business days.

However, in no event shall Purchaser be required to extend the Offer pursuant to clauses (i) or (ii) above beyond April 30, 2013, the date that is 180 days after November 1, 2012 (which we refer to as the “End Date”), unless Parent or Purchaser is not then permitted to terminate the Merger Agreement pursuant to its terms, in which case Purchaser will be required to extend the Offer beyond the End Date. The termination of the Offer is referred to as the “Offer Termination” and the date on which the Offer Termination occurs is referred to as the “Offer Termination Date.” See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York time, on the next business day after the day on which the Offer was scheduled to expire. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required, and Parent will not be required to cause Purchaser to, accept for payment or to pay for any Shares tendered pursuant to the Offer if:

i.	there shall not have been validly tendered and not properly withdrawn immediately prior to the expiration of the Offer that number of Shares that, when added to the Shares owned by Purchaser, represents at least 79% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, in each case as of the expiration of the Offer (the “Minimum Condition”); or

ii.	the applicable waiting period (and any extension thereof) under the HSR Act shall have neither expired nor been terminated (the “HSR Condition”); or

iii.	neither a clearance decision by the German Federal Cartel Office (“FCO”) has been adopted under the German Act Against Restraints of Competition nor the applicable statutory review period under that Act has expired, in connection with the Merger Agreement and the transactions contemplated thereby (the “Foreign Antitrust Condition”); or

iv.	at any time after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur and be continuing as of the expiration of the Offer:

a)	a governmental entity of competent jurisdiction shall have issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the making or consummation of the Offer, the exercise or consummation of the Top-Up Option (if exercise of the Top-Up Option is necessary to ensure that Parent and Purchaser own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis) or the consummation of the Merger (the “Governmental Authority Condition”);

b)	any of the representations and warranties of the Company set forth in the Merger Agreement (A) relating to certain of the Company’s SEC filings, certain of the Company’s financial statements and annual reports, the absence of material weaknesses in the Company’s internal controls over financial reporting, certain anti-takeover provisions, and the receipt of the opinion of the Company’s financial advisor shall not be true and correct in all respects as of the date of the Merger Agreement and the Acceptance Time (as defined in this Offer to Purchase) as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct as of such specified date), (B) relating to the Company’s capitalization and certain recent SEC filings shall not be true and correct in all material respects as of the date of the Merger Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct in all material respects as of such specified date), or (C) other than the representations and warranties referred to in clause (A) or (B) above, shall not be true and correct as of the date of the Merger Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct as of such specified date); provided, however, that for purposes of determining the satisfaction of the condition in clause (C), no effect shall be given to any exception in such representations and warranties relating to materiality or Company Material Adverse Effect (as defined below at Section 11 “Merger Agreement — Representations and Warranties”), and instead, for purposes of the condition in clause (C), such representations and warranties shall be deemed true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, as has had or would be expected to have a Company Material Adverse Effect. Solely for purposes of clause (B) above, if one or more inaccuracies in those certain representations and warranties relating to the Company’s capitalization would cause the aggregate amount required to be paid by Parent or Purchaser to consummate the Offer and the Merger, refinance the indebtedness of the Company and pay all fees and expenses in connection therewith to increase by $10,000,000 or more, such inaccuracy or inaccuracies will be considered material;

c)	the Company shall have failed to perform or comply in all material respects with all obligations required to be performed by it under the Merger Agreement and to be performed or complied with by it on or prior to the Offer Closing;

d)	since the date of the Merger Agreement, there shall have occurred an effect, state of facts, occurrence, condition, event, development or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

e)	the Merger Agreement shall have been terminated in accordance with its terms (the “Termination Condition”); and

f)	if the exercise of the Top-Up Option is necessary to ensure that Purchaser owns at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn are insufficient for Parent and its affiliates to own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis (the “Top-Up Condition”); or

v.	(a) Parent (either directly or through its subsidiaries) shall not have received the proceeds of the Debt Financing (or any Alternative Financing) and (b) the lenders party to the Debt Financing Commitment (or any Alternative Financing Commitments) shall not have definitively and irrevocably confirmed in writing to Parent and the Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by Parent or Purchaser of the Equity Financing); provided that this clause (b) shall not apply if the proceeds contemplated by clause (a) have been received)) (the “Financing Proceeds Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

In the Merger Agreement, the Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or make any change in the terms of or conditions to the Offer; provided, however, that, without the written consent of the Company, neither Parent nor Purchaser shall: (i) waive or change the Minimum Condition or the Termination Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) terminate, extend or otherwise change the expiration date of the Offer, except as otherwise provided in the Merger Agreement; (vi) provide any “subsequent offering period” with the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (“Exchange Act”); or (vii) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer in any manner adverse to the holders of the Shares. See Section 15 — “Certain Conditions of the Offer.”

Have any of the Company stockholders agreed to tender their Shares?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, in either case, not later than the Offer Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery. Furthermore, for purposes of satisfying the Minimum Condition, Shares tendered in accordance with the foregoing procedure will only be counted towards the Minimum Condition if the missing items are received by the Depository prior to the Offer Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act, at any time after January 14, 2013, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Shares no longer will be publicly traded. Even if the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through Nasdaq or other securities exchanges and there may not be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. See Section 13 — “Certain Effects of the Offer.”

If the Offer is not completed, will the Merger nevertheless be consummated?

The Merger Agreement provides for an alternative structure that can be utilized by the parties for the acquisition of the Company if the Offer cannot be consummated under certain circumstances (including because the Minimum Condition is not satisfied) and the Merger Agreement is not terminated. Under this alternative structure, the Offer would be terminated and the acquisition of the Company would then be structured as a single-step “long-form” merger which would require that, subject to the terms and conditions of the Merger Agreement, the Merger Agreement be adopted by the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class at a special stockholders meeting called for that purpose. We are not asking you to take any action with respect to the Merger at this time. See Section 11 — “Merger Agreement; Other Agreements.” If the Merger Agreement is terminated, the Offer will be terminated and the Merger will not be consummated.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will, following the consummation of the Offer, merge with and into the Company and each Share issued and outstanding immediately prior to the Effective Time (excluding Shares held (i) by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law with respect to such Shares), will be converted into and become the right to receive an amount equal to the Offer Price, in cash and without interest thereon and less any required withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, following the consummation of the Offer (including exercise of the Top-Up Option) we own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, we may effect the Merger without any further action by the stockholders of the Company as a “short-form” merger under Delaware law. See Section 11 — “The Merger Agreement; Other Agreements.” We expect that if the Offer is consummated, we will own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis and will promptly effect the Merger without any further action by the stockholders of the Company as a “short-form” merger under Delaware law.

Accordingly, if the Offer is consummated, Company stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share in the Merger that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised. See Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On October 26, 2012, the last full trading day prior to a report by Reuters that the Company was exploring a sale of the Company, and that the process was at an advanced stage, the reported closing price of the Shares on Nasdaq was $33.92 per Share. The Offer Price represents a 33% premium over the October 26, 2012 closing price. On November 14, 2012, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $44.42 per Share. See Section 6 — “Price Range of Shares; Dividends.” We encourage you to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, you will be paid an amount equal to the number of Shares you tendered multiplied by $45.00 in cash, without interest, less any required withholding taxes as promptly as practicable (and in any event within three business days) after the Offer Expiration Date. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis after our acceptance of and payment for Shares pursuant to the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from the Company, at a price per Share equal to the Offer Price, a number of additional Shares equal to at least the lowest number of Shares that, when added to the number of Shares that would be owned by Parent and Purchaser after giving effect to the Top-Up Option, would constitute one Share more than 90% of the aggregate number of Shares that would be outstanding on a Fully-Diluted Basis immediately after the issuance of all Shares issued upon the exercise of the Top-Up Option. The Top-Up Option is exercisable only once, in whole but not in part. We refer to this option as the “Top-Up Option.”

If all the conditions to the Offer have been satisfied or waived by Purchaser and the number of Shares that have been validly tendered in the Offer and not validly withdrawn, when added to the Shares owned by Parent and Purchaser, does not represent at least 90% of the Shares outstanding on the Offer Closing Date on a Fully-Diluted Basis, Purchaser will be deemed to have exercised the Top-Up Option as of the Offer Closing in order to allow for the Merger to be completed as a “short-form” merger under Delaware law. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for the Company.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender

Shares in the Offer, did not vote in favor of the Merger (if a vote on the Merger is held), continue to hold Shares at the time of the consummation of the Merger and otherwise strictly comply with the applicable statutory procedure under Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Each option issued under an equity-based compensation plan of the Company (each such option, a “Company Option” and each such plan, a “Company Equity Plan”) that is outstanding immediately prior to the earlier to occur of the time at which Offer Closing occurs (“Acceptance Time”) and the Effective Time (such earlier time, the “Acceleration Time”), whether vested or unvested, shall, as of immediately prior to the Acceleration Time, be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the applicable holder of such Company Option, into the right to receive a cash payment, without interest and less any required withholding taxes, equal to the Closing Option Consideration (as defined below), payable by the Company as soon as practicable but no later than five business days after the Merger Closing in accordance with the Merger Agreement. All Company Options with an exercise price greater than the Offer Price or Merger Consideration (as applicable) shall be cancelled and shall not have any right to receive any consideration in respect thereof. As of the Acceleration Time, Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Closing Option Consideration. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my warrants in the Offer?

Holders of Company warrants formerly representing warrants in i2 Technologies, Inc. are not entitled to participate in the Offer. From and after the Effective Time, the holders of any such warrants (each a “Company Warrant”) shall generally be entitled to receive, in full settlement of such Company Warrants, cash in an amount, less any required withholding taxes, equal to (a) (1) (x) $12.70 plus (y) 0.2562 multiplied by $45.00 minus (2) $15.4675 per Former i2 Share (defined as a share of common stock, par value $0.00025 per share, of i2 Technologies, Inc. immediately prior to the consummation of the January 28, 2010 merger of i2 Technologies, Inc. with Alpha Acquisition Corp), multiplied by (b) the total number of Former i2 Shares issuable upon exercise in full of such Company Warrant, the product of (a) and (b) rounded down to the nearest whole cent. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Warrants.”

What will happen to my restricted shares in the Offer?

Each Share issued subject to vesting or other lapse restrictions under a Company Equity Plan (each a “Company Restricted Share”) that is outstanding as of immediately prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, automatically become fully vested and free of any forfeiture restrictions, and, at the Acceleration Time, the holder thereof shall be entitled to receive the Offer Price or Merger Consideration (as applicable), less any required withholding taxes, with respect to each such Company Restricted Share. Such cash payment shall be payable by the Company as soon as practicable but no later than five business days after the Merger Closing. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Share Awards.”

What will happen to my performance share awards in the Offer?

Each award of Shares issued (or to be issued) under a Company Equity Plan that is subject to vesting or other conditions that are dependent on the achievement of performance goals or objectives (other than any such award with respect to which performance goals or objectives are deemed to have been attained at a specified level and which remains subject only to service-based vesting conditions) (each a “Company PSA”) that is outstanding immediately prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, automatically become vested in respect of that number of Shares that would vest under the award at the target performance level and shall immediately thereafter be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the holder of the Company PSA, into the right to receive a cash payment, without interest and less any required withholding taxes, equal to the product of (i) the total number of Shares subject to such Company PSA immediately prior to the Acceleration Time (assuming, for this purpose, that all applicable performance goals have been achieved at target level of performance), and (ii) the Offer Price or Merger Consideration (as applicable) (such product, the “Closing PSA Consideration”). Such cash payment shall be payable by the Company as soon as practicable but no later than five business days after the Merger Closing. As of the Acceleration Time, Company PSAs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company PSA will cease to have any rights with respect thereto, except the right to receive the Closing PSA Consideration. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Performance Share Awards.”

What will happen to my restricted stock units in the Offer?

Each restricted share unit (including any Company PSA that is subject only to service-based vesting conditions) payable in Shares or whose value is determined with reference to the value of Shares issued under a Company Equity Plan that is, or at the time of grant was, subject to vesting without regard to the achievement of performance goals or objectives (each a “Company RSU”) that is outstanding prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the holder of the Company RSU, into the right to receive a cash payment, without interest thereon and less any required withholding taxes, equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to the Acceleration Time and (ii) the Offer Price or Merger Consideration (as applicable) (the “ Closing RSU Consideration”). Such cash payment shall be payable by the Company as soon as practicable but no later than five business days after the Merger Closing. As of the Acceleration Time, Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the Closing RSU Consideration. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Units.”

What will happen to my purchase rights under the Company’s Employee Stock Purchase Plan (“Company ESPP”)?

The Company will determine a business day prior to the earlier of the Offer Closing and the Merger Closing as the last day of the current offering period under the Company ESPP. Your payroll contributions through that date will be used to purchase Company Common Stock under the terms of the Company ESPP. Any such Company Common Stock that is not tendered in the Offer will be treated as outstanding for purposes of the Merger and will be converted into a right to receive a cash payment equal to the Offer Price in connection with the Merger.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Accordingly, if you hold Shares as capital assets for United States federal income tax purposes and are a United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss equal to the difference, if any, between the amount of cash received (determined before the deduction of required withholding taxes, if any) and your adjusted tax basis in the Shares. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the material United States federal income tax consequences of the Offer and the Merger.

We urge you to consult your own tax advisor as to the particular tax consequences to you of participating in the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at 1-800-322-2885 (Toll Free). Banks and brokers may call collect at 212-929-5405. MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of JDA Software Group, Inc.

INTRODUCTION

RP Crown Acquisition Sub, LLC, a Delaware limited liability company (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (which we refer to as the “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of JDA Software Group, Inc., a Delaware corporation (which we refer to as the “Company”), at a purchase price of $45.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which together with this Offer to Purchase constitutes the “Offer”). Parent is a direct wholly owned subsidiary of RP Crown Holding, LLC, a Delaware limited liability company (which we refer to as “Holdco”) which is a direct wholly owned subsidiary of RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and between Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned direct subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed. However, if the Offer is not completed and is terminated in accordance with the Merger Agreement, and the Merger Agreement is not terminated, the Merger will only be able to be consummated subject to the terms and conditions of the Merger Agreement after the stockholders of the Company have adopted the Merger Agreement at a special meeting of stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held (i) by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law with respect to such Shares), will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest thereon and less any required withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of (i) the Termination Condition, (ii) the Minimum Condition, (iii) the Financing Proceeds Condition, (iv) the HSR Condition, (v) the Foreign Antitrust Condition, (vi) the Governmental Authority Condition, and (vii) the Top-Up Condition (each as described below). The Termination Condition requires that the Merger Agreement has not been terminated prior to the expiration of the Offer. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn immediately prior to the expiration of the Offer (the date on which the Offer finally expires taking into account any extensions pursuant to and in accordance with the Merger Agreement is referred to as the “Offer Expiration Date”) represents, when added to the Shares owned by Purchaser, at least seventy-nine percent (79%) of the aggregate number of Shares outstanding on a Fully-Diluted Basis (“Fully-Diluted Basis” means the Shares outstanding plus (y) the aggregate number of Shares issuable upon exercise, conversion or vesting of all outstanding Company options, Company warrants, Company performance stock awards, Company restricted stock units, and all other outstanding options, warrants and other rights to acquire Shares (such sum is referred to as the number of Shares) as of the expiration of the Offer). The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) shall have received the proceeds of the Debt Financing (or Alternative Financing) (as defined in this Offer to Purchase) or the lenders party to the Debt Financing Commitment (as defined in this Offer to Purchase) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing (as defined below in this Offer to Purchase) and cash available to the Company) to consummate the Offer, and the Merger will be available at the Offer Closing (as defined in this Offer to Purchase) on the terms set forth in the Debt Financing Commitment (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by Parent and Purchaser of the Equity Financing Commitments). The HSR Condition requires that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated. Under the HSR Act, New Mountain Partners III, L.P. (“NMP”, which owns all of the equity interests of RP LLC) and the Company filed on November 9, 2012 Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Merger. The Foreign Antitrust Condition requires that filings under Antitrust Laws (as defined in the Merger Agreement) of Germany shall have been made and a clearance decision by the German Federal Cartel Office (“FCO”) shall have been adopted under the German Act Against Restraints of Competition or the applicable statutory review period under that act has expired without the FCO having taken a decision. RP LLC and RHI made the requisite filing with the German FCO on November 12, 2012. The Governmental Authority Condition requires that no governmental entity of competent jurisdiction shall have issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the making or consummation of the Offer, the exercise or consummation of the Top-Up Option (as defined in this Offer to Purchase) (if the exercise of the Top-Up Option is necessary to ensure that Purchaser and Parent own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis) or the consummation of the Merger. In addition, the Top-Up Condition requires that if the exercise of the Top-Up Option is necessary to ensure that Purchaser owns at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn must be sufficient for Parent and its affiliates to own at least 90% of the aggregate number of Shares on a Fully Diluted Basis. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the Company’s Board of Directors has by unanimous vote (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Shares (as defined below) thereunder, (v) directed that, if required by applicable law to consummate the Merger, the adoption of the Merger Agreement be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

A more complete description of the Company Board’s (“Company Board” defined as the Board of Directors of the Company) reasons for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being or will be filed with the SEC and furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for the Recommendation of the Board.”

The Company has advised Parent and Purchaser that on October 26, 2012, 44,478,316 Shares on a Fully-Diluted Basis were outstanding. Assuming the Company has not issued additional Shares since October 26, 2012 (other than derivative conversions), the Minimum Condition would be satisfied if at least 35,137,870 Shares are validly tendered and not validly withdrawn on or prior to the Offer Expiration Date.

Pursuant to the Merger Agreement, the Company, Parent and Purchaser have agreed to take all requisite action so that the managers of Purchaser or such other individuals designated by Parent as of the Effective Time shall be the board of directors of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the adoption of the Merger Agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of at least a majority of the outstanding Shares voting together as a single class. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis in the Offer, including pursuant to the Top-Up Option (as described below), if applicable, Purchaser expects to consummate the Merger as a “short-form” merger under the General Corporation Law of the State of Delaware (the “DGCL”) without a stockholders’ meeting and without the approval of the Company’s other stockholders. Under the Merger Agreement, if at any date on which the Offer is scheduled to expire (i) the Marketing Period (defined below) shall have ended and any Offer condition (other than the Financing Proceeds Condition) shall not have been satisfied or waived and (ii) the Proxy Statement Clearance Date (defined below) shall have occurred at least three business days prior to such scheduled expiration of the Offer, then (x) Purchaser may terminate the Offer (subject to the Company’s one-time right to cause Purchaser to extend, rather than terminate, the Offer for one increment of five business days) and (y) the Company shall also have the right, from and after January 29, 2013, to cause Purchaser to terminate the Offer at the then scheduled expiration of the Offer. In such circumstances, the parties have agreed to complete the Merger as a “long-form” merger without the prior completion of the Offer, subject to receipt of the affirmative vote of the holders of a majority of the Shares for the adoption of the Merger Agreement at a validly called special meeting. In that case, the consummation of the Merger would be subject to similar conditions as the conditions to the Offer, other than, among other things, the addition of the stockholder approval requirement and the inapplicability of the Minimum Condition and the Financing Proceeds Condition. See Section 11 — “The Merger Agreement; Other Agreements.”

Material United States federal income tax consequences of the exchange of Shares for cash pursuant to the Offer and the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay as promptly as practicable (and in any event within three business days) after the Offer Expiration Date for all Shares validly tendered prior to the Offer Expiration Date and not properly withdrawn as permitted under Section 4 —“Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on or about December 14, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” the time at which such Offer Closing occurs is referred to as the “Acceptance Time” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time on which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the satisfaction of the Termination Condition, Minimum Condition, the Financing Proceeds Condition, the HSR Condition, the Foreign Antitrust Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

The Offer will expire at 11:59 p.m. New York time on the date that is twenty business days (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) after the Offer Commencement Date (the “Initial Offer Expiration Date”). If as of 11:59 p.m. New York time on the Initial Offer Expiration Date or any subsequent date as of which the Offer is scheduled to expire, (i) any of the conditions of the Offer have not been satisfied or waived by Purchaser, then, unless Parent and the Company otherwise agree, and subject to the rights and remedies of the Purchaser, Parent and the Company, Purchaser will extend the Offer for one or more consecutive increments of not more than five business days each, the length of each such period to be determined by Parent in its sole discretion (or for such longer period as Parent and the Company may mutually agree) until such conditions of the Offer are satisfied or waived, or (ii) the Offer is required to be extended by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, then Purchaser will extend the Offer for the minimum period required by such rule, regulation or interpretation or position; provided, however, that Purchaser will not be required to extend the Offer pursuant to the immediately preceding clauses (i) or (ii) beyond the End Date (“End Date” meaning the date that is 180 days after November 1, 2012), unless Parent or Purchaser is not then permitted to terminate the Merger Agreement pursuant to terms of the Merger Agreement (pertaining to certain circumstances in which the Effective Date does not occur prior to the End Date), in which case Purchaser will be required to extend the Offer beyond the End Date. In addition, if requested by the Company, Purchaser will extend the Offer beyond any then scheduled Offer Expiration Date (i) for one or more consecutive increments designated by the Company in its sole discretion (which designation will be made by the Company in writing to Parent not later than the date that is one business day prior to the then scheduled Offer Expiration Date); provided, however, that Purchaser will not be required to extend the Offer pursuant to this clause (i) beyond 5:00 p.m. (New York City time) on December 12, 2012 and (ii) if the Company has delivered notice of its intention to effect a Change of Recommendation or to execute Acquisition Proposal Documentation in accordance with the terms of the Merger Agreement prior to the then scheduled Offer Expiration Date, three business days after such notice; provided, however, that Purchaser will not be required to extend the Offer pursuant to this clause (ii) more than once (the date on which the Offer finally expires taking into account any extensions pursuant to and in accordance with this paragraph is referred to herein as the “Offer Expiration Date”). In addition, Purchaser will have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the conditions of the Offer other than the Financing Proceeds Condition have been satisfied or waived and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement (such alternative financing, “Alternative Financing”)) has not actually been received by Purchaser or Parent, and the lenders party to the Debt Financing Commitment (or to the commitments with respect to any Alternative Financing (such commitments, “Alternative Financing Commitments”)) have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or Alternative Financing Commitments) and subject only to the satisfaction of the Offer conditions (and contribution by Parent or Purchaser of the proceeds of the Equity Financing). If (x) the Financing Proceeds Condition has been satisfied less than five business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer pursuant to this sentence and such extension will be for a period of up to five business days.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer; provided, however, that, without the written consent of the Company, neither Parent nor Purchaser may, (i) waive or change the Minimum Condition or the Termination Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) terminate, extend or otherwise change the expiration date of the Offer, except as otherwise provided in the Merger Agreement, (vi) provide any “subsequent offering period” with the meaning of Rule 14d-11 under the Exchange Act, or (vii) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer in any manner adverse to the holders of the Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Offer Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. As used in this Offer to Purchase, “business day” shall mean any day other than a Saturday, Sunday, federal holiday or other day on which commercial banks in New York, New York are authorized or required by law to close.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. If, on or before the Offer Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Offer Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly (and in no event later than three business days after the Offer Termination Date (“Offer Termination Date” means the termination of the Offer) return, and shall cause the Depository to return, all tendered Shares to the registered holders thereof.

Under the Merger Agreement, if we do not acquire in the Offer, after our acceptance of, and payment for Shares pursuant to the Offer, at least 90% of the sum of (x) the aggregate number of Shares then issued and outstanding plus (y) the aggregate number of Shares issuable upon exercise, conversion or vesting of all outstanding Company Options, Company Warrants, Company PSAs, Company RSUs and all other outstanding options, warrants and other rights to purchase or acquire Shares (such sum is referred to as the number of Shares outstanding on a “Fully-Diluted Basis”), we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from the Company a number of authorized, validly issued, Shares (the “Top-Up Shares”) equal to at least the lowest number of Shares that, when added to the number of Shares beneficially owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the aggregate number of Shares that would be outstanding on a Fully-Diluted Basis immediately after the issuance of all Shares to be issued upon the exercise of the Top-Up Option. The Top-Up Option is exercisable only once, in whole but not in part. If all of the conditions to the Offer have been satisfied or waived and the number of Shares that have been validly tendered and not validly withdrawn, when added to the Shares beneficially owned by Parent and Purchaser, does not represent at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, Purchaser will be deemed to have exercised the Top-Up Option on the Offer Closing Date in order to allow for the Merger to be completed as a “short-form” merger under Delaware law.

The Company has provided us with the Company’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and pay as promptly as practicable (and in any event within three business days) after the Offer Expiration Date for all Shares validly tendered and not properly withdrawn prior to the Offer Expiration Date pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Upon the terms of and subject to the conditions to the Offer, we will accept for payment and will pay as promptly as practicable (and in any event within three business days) for all Shares validly tendered and not properly withdrawn prior to the Offer Expiration Date pursuant to the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms of and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share certificates are submitted evidencing more Shares than are tendered, Share certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Offer Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book- Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Offer Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•

such tender is made by or through a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange Medallion Signature Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”);

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Offer Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ Global Select Market (“Nasdaq”) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC. Shares tendered in accordance with the foregoing procedure will only be counted towards the Minimum Condition if the missing items are received by the Depositary prior to the Offer Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding tax. To avoid backup withholding tax, each eligible tendering United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) that does not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such holder is a United States person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding tax. Each eligible tendering non-United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding tax. Non-United States Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. For a more detailed discussion of backup withholding tax, see Section 5 — “Material United States Federal Income Tax Consequences.”

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 P.M. (New York time) on the Offer Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn (pursuant to Section 14(d)(5) of the Exchange Act) at any time after January 14, 2013, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a general summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares generally or in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction, does not consider any aspects of United States federal tax law other than income taxation and does not address the United States federal income tax consequences of the transactions to holders of Shares who will actually or constructively own any stock of the Company or RHI following the Offer and the Merger. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•

an entity treated as a partnership, an S corporation or other pass-through entity for United States federal income tax purposes (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	certain former United States citizens or long-term residents; or

•

any holder of Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder partner in the partnership generally will depend upon the status of the partner , the activities of the partner and the partnership, and certain determinations made at the partner or partnership level. A partner of a partnership that holds Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a general summary of the material United States federal income tax consequences of the Offer and the Merger to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident alien, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were citizens of the United States.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger generally will recognize gain or loss equal to the difference, if any, between the amount of cash received (determined before the deduction of backup withholding, if any) and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss generally will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) held by such United States Holder. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

For taxable years beginning after December 31, 2012, certain United States Holders that are individuals, estates or certain trusts will be required to pay an additional 3.8% tax on, among other things, net gain from the disposition of certain property, including the Shares. Prospective investors should consult their tax advisors with respect to the potential application of this additional tax.

Information Reporting and Backup Withholding Tax

Payments made to a United States Holder from the exchange of Shares pursuant to the Offer or the Merger generally will be subject to information reporting and backup withholding tax at the applicable rate (currently 28% and scheduled to increase to 31% for taxable years beginning after December 31, 2012), unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Each United States Holder should complete and sign the IRS Form W-9 included in the Letter of Transmittal to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding tax, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, a “non-United States Holder” is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a United States Holder.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from United States federal income tax, unless

•

the gain, if any, is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-United States Holder in the United States); or

•	the non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a United States trade or business, the non-United States Holder generally will be subject to United States federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable United States income tax treaty. If the non-United States Holder is a corporation, any such effectively connected gain received by such holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the non-United States Holder is an individual described in the second bullet point above, such holder will be subject to United States federal income tax on the gain derived from the sale or exchange of Shares at a 30% rate (or such lower rate as may be prescribed under an applicable income tax treaty), which may be offset by certain losses.

Information Reporting and Backup Withholding Tax

Payments made to a non-United States Holder from the exchange of Shares pursuant to the Offer or the Merger generally will be subject to information reporting and backup withholding tax at the applicable rate (currently 28% and scheduled to increase to 31% for taxable years beginning after December 31, 2012) unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-United States Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “JDAS.” The Shares have been listed on Nasdaq since March 18, 1996. The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended December 31, 2010

First Quarter	$29.95	$24.94

Second Quarter	$31.72	$21.75

Third Quarter	$25.98	$21.03

Fourth Quarter	$28.82	$20.76

Year Ended December 31, 2011

First Quarter	$31.08	$27.10

Second Quarter	$35.02	$28.60

Third Quarter	$33.27	$22.83

Fourth Quarter	$34.83	$22.09

Year Ended December 31, 2012

First Quarter	$33.49	$23.95

Second Quarter	$29.82	$25.74

Third Quarter	$32.04	$27.50

Fourth Quarter (through November 14, 2012)	$45.00	$31.60

On October 26, 2012, the last full trading day before Reuters reported that the Company was exploring a sale of the Company, and that the process was at an advanced stage, the reported closing price of the Shares on Nasdaq was $33.92 per Share. The Offer Price represents a 33% premium over the October 26, 2012 closing Share price. On November 14, 2012, the last full trading day before to the commencement of the Offer, the reported closing share price of the Shares on Nasdaq was $44.42 per Share.

Stockholders are encouraged to obtain a recent quotation for the Shares before deciding whether to tender their Shares.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company did not declare dividends on the Shares during the fiscal years ended December 31, 2009, 2010 and 2011. The Company anticipates that future earnings will be retained, if any, for use in the growth and development of its business.

7.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

General. The Company was organized in 1985 and became a public company in 1996. Its principal offices are located at 14400 North 87th Street, Scottsdale, Arizona 85260 and its telephone number is (480) 308-3000. Prior to March 30, 1995, the business currently conducted by the Company was conducted by five affiliated companies: JDA Software Services, Inc., a Delaware corporation; JDA International Ltd., a U.K. corporation; JDA Software, Inc., an Arizona corporation; JDA Worldwide, Inc., an Arizona corporation; and JDA Asia Pte Ltd., a Singapore corporation (together, the “Predecessor Companies”). Effective March 30, 1995, the Predecessor Companies were consolidated under the Company in a holding company structure in connection with an investment in the Company by six investment funds advised by TA Associates, Inc. and its affiliates.

The Company is a leading provider of sophisticated enterprise software solutions designed to enable planning, optimization and execution of supply chain, merchandising and pricing processes for manufacturers, wholesalers and distributors, retailers, government and aerospace defense contractors, travel, transportation, hospitality and media organizations. The Company believes it has the broadest and deepest suite of software products and services addressing these markets. The Company’s software offerings are highly tailored to industry-specific needs and are integrated to provide a complete set of solutions for its customers. In addition, the Company offers customers its solutions through cloud-based delivery that results in lower cost of ownership, rapid delivery and optimized capability. Many of the Company’s solutions include patented computing technology that we believe gives its customers an advantage in large scale and complex environments. According to the Company’s Form 10-K filed for the year ending December 31, 2011, it believes these attributes position it well against both broad enterprise resource planning competitors and point solution providers and promote customer loyalty.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, Company Options, Company Restricted Stock, Company PSAs and Company RSUs granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on October, 4, 2012. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements, the Schedule 14D-9 and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

Financial Projections. The Company’s management prepared and provided to Parent and Purchaser certain projected financial information. The Projections (as defined below) are being provided in this document only because the Company made them available. The Company does not as a matter of course make public long-term projections as to future sales, earnings, or other results due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, Purchaser and their affiliates (including the Offeror Group (as defined below)), in connection with its due diligence review, the Company’s internal, non-public, stand-alone, five-year financial projections, which are summarized below (the “Projections”). The Company also provided the Projections to J.P. Morgan Securities, LLC (“J.P. Morgan”) for its use in connection with the rendering of its opinion to the Company Board and performing its related financial analysis, as described in further detail in the Schedule 14D-9. The Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or GAAP or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The Company has advised us that in the view of the Company’s management, the Projections were prepared on a reasonable basis, reflected the best estimates and judgments available to the Company’s management at the time, and presented, to the best of the Company’s management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company as of the date they were prepared. However, the Projections are not facts and should not be relied upon as being necessarily indicative of future results.

None of the Company’s independent auditors, nor any other independent accountants, had compiled, examined, or performed any procedures with respect to the Projections, nor had they expressed any opinion or any other form of assurance on the Projections or their achievability, and such parties assume no responsibility for, and disclaim any association with the Projections. The ultimate achievability of the Projections is also subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and subsequent filings made with the SEC. The Projections are not being included in this Offer to Purchase in order to influence a stockholder’s decision whether to tender Shares in the Offer or for any other purpose, but are being included solely to give stockholders access to information that was made available to Parent, Purchaser and their affiliates (including the Offeror Group) and to J.P. Morgan, as applicable.

The Company has advised us that the Projections, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. None of the Company, the Company Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. The Projections cover multiple years and therefore by their nature become less reliable with each successive year.

The Projections reflect assumptions of the Company’s management as of the time that they were prepared as to certain business decisions that were and are subject to change. The Projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections cannot, therefore, be considered a guarantee of future operating results, and the information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company, the Company Board, Purchaser, Parent or any of their respective advisors or representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and should not be relied upon as such. None of Purchaser, Parent, the Company Board or any of their or the Company’s respective advisors or representatives or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective financial information described above.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the Projections do not take into account the effect of any failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context. None of the Company, the Company Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the Projections, except as otherwise required by law, including if the Projections are or become inaccurate (even in the short term).

The inclusion in this Offer to Purchase of the Projections should not be deemed an admission or representation by the Company, the Company Board, Purchaser, Parent or their respective affiliates that such information is viewed by the Company, the Company Board, Purchaser, Parent or their respective affiliates as material information of the Company. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

None of the Company, the Company Board, Purchaser or Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that forecasted results will be achieved. The Company has made no representation to Purchaser, Parent or their affiliates in the Merger Agreement or otherwise concerning the Projections. Furthermore, none of the Company, the Company Board, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives makes any representation to any other person regarding the Projections.

In light of the foregoing factors and the uncertainties inherent in the information provided above, stockholders are cautioned not to place undue, if any, reliance on the Projections or the fact that they are included in this Offer to Purchase.

Certain of the Projections, including adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, may be considered non-GAAP financial measures. The Company provided the Projections to Purchaser, Parent and their affiliates (including the Offeror Group) because the Company believed they could be useful in evaluating, on a prospective basis, the Company’s potential operating performance and cash flow. The Company provided the Projections to J.P. Morgan because the Company believed they could be useful in evaluating the Offer, the transactions and the fairness of the Offer consideration. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The following is a summary of the Projections (dollars in millions and rounded to the nearest million, except per share data):

FY 12/31	2012E	2013E	2014E	2015E	2016E	2017E
Total Revenue	$694	$748	$807	$876	$954	$1,036
Total Costs of Revenue	278	306	332	362	398	433
Total Operating Expenses	327	334	335	341	361	379

Operating Income	89	109	139	173	194	224
Net Income	40	52	73	108	122	141
Diluted Earnings per Share	0.94	1.19	1.66	2.45	2.74	3.15
Adjusted Net Income (Non-GAAP)(1)	94	98	107	135	149	163
Adjusted Diluted Earnings per Share (Non-GAAP)(1)	2.19	2.24	2.43	3.04	3.35	3.64
Adjusted EBITDA (Non-GAAP)(1)	184	192	208	232	262	288

(1)	EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. Adjusted EBITDA has been calculated by excluding charges related to stock-based compensation and certain restructuring, non-recurring and unusual items, and by adding interest income and other non-operating (income) expense net. Adjusted net income and adjusted diluted earnings per share have been calculated by excluding charges associated with amortization of acquired software technology, amortization of intangibles, stock based compensation and restructuring, non-recurring and unusual items.

The Projections should be evaluated, if at all, in conjunction with the information regarding the Company contained elsewhere in this Offer to Purchase and in the Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser and Parent are Delaware limited liability companies. Each of Purchaser and Parent was formed on October 26, 2012, solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing (as described below) and Debt Financing (as described below) in connection with the Offer and the Merger. Each of Purchaser and Parent has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the Equity Financing and Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent, which is a direct wholly owned subsidiary of Holdco. Holdco is a direct wholly owned subsidiary of RP LLC. All of the outstanding units of RP LLC are owned by NMP. RP LLC also holds approximately 80.25% of the outstanding capital stock (on a fully diluted basis) of RHI, a holding company for RedPrairie Corporation (“RedPrairie”), a provider of supply chain, workforce and all-channel commerce software. The principal business of NMP is to make private equity and other types of investments. NMP has provided an equity commitment of up to $342,000,000 in cash to Parent. See Section 9 — “Source and Amount of Funds.” In connection with the closing of the Offer and related transactions, RP LLC will contribute its equity interest in Holdco to RHI. As a result, after giving effect to the Offer and the Merger, Parent, Holdco and the Surviving Company will be owned by RHI, and both the Surviving Company and RedPrairie will be indirect wholly-owned subsidiaries of RHI. New Mountain Capital, L.L.C. (“NMC”), which is principally engaged in managing private equity funds, is the manager of NMP. We refer to Purchaser, Parent, Holdco, RHI, RP LLC, NMP, and NMC, collectively, as the “Offeror Group.”

The business office address of each member of the Offeror Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser, Parent, Holdco, RHI, NMP and NMC are set forth in Schedule I to this Offer to Purchase.

Except as described above or in Schedule I hereto, during the last five years, none of the Offeror Group or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer, affiliate or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any transaction, agreement, arrangement or understanding with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between NMP or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay certain existing debt of the Company, to repay certain existing debt of RedPrairie and to pay related transaction fees and expenses at the closing of the Merger will be approximately $2.8 billion. The Parent has received a commitment from Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate) to provide it with (i) a senior secured first lien credit facility in an aggregate principal amount of $1,550,000,000 (consisting of a $1,450,000,000 term loan facility (the “Senior First Lien Term Facility”), and a $100,000,000 revolving credit facility (the “Senior First Lien Revolving Facility” and together with the Senior First Lien Term Facility, the “Senior First Lien Facilities”)) and (ii) a senior secured second lien term loan facility in an aggregate principal amount of $650,000,000 (the “Senior Second Lien Term Facility” and together with the Senior First Lien Facilities, the “Debt Financing”). The proceeds of loans under the revolving credit facility will primarily be used after the closing of the Merger for general corporate purposes of RHI and its subsidiaries. NMP has provided an equity commitment of up to $342,000,000 to Parent (the “Equity Financing” and together with the Debt Financing, the “Financing”). Funding of the Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Financing will be provided.

The proceeds of the Debt Financing and the Equity Financing together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses, and Parent and Purchaser believe will be sufficient, together with cash on hand of the Surviving Company and cash on hand of RedPrairie, to consummate the Merger, repay certain existing debt of the Company, repay certain existing debt of RedPrairie, pay fees and expenses in connection with the Offer and the Merger and fund working capital at the closing of the Merger.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Offer Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) we have received an Equity Financing commitment and a Debt Financing commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and (iv) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as Exhibits (b)(1) and (d)(4) to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letters for a more complete description of the provisions summarized below.

Equity Financing. Parent has received an equity commitment letter, dated November 1, 2012 (which we refer to as the “Equity Commitment Letter”) from NMP, pursuant to which NMP has committed to fund up to $342,000,000 which amount will be used by Parent solely (i) for the purpose of allowing Parent and/or Purchaser to fund a portion of the aggregate Offer Price payable upon closing of the Offer or the aggregate Merger Consideration (as defined below) payable upon consummation of the Merger, to repay and/or discharge existing debt of the Company and to pay related fees and expenses, in each case pursuant to and in accordance with the Merger Agreement and (ii) to pay fees and expenses incurred by Parent or Purchaser pursuant to the terms of the Merger Agreement (the “Merger Agreement Expenses” and, together with the amounts contemplated by clause (i) above, the “Transaction Payments”). We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, modified, supplemented or restated, as the “Equity Financing.” The amount to be funded under the Equity Commitment Letter may be reduced on a dollar-for-dollar basis in a manner specified by NMP, if Parent and Purchaser do not require the full commitment amount to pay the Transaction Payments. The Company is a third party beneficiary to the Equity Commitment Letter and under certain circumstances may seek specific performance to cause Parent and Purchaser to cause NMP to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. NMP may effect the purchase of equity interests in Parent directly or indirectly through one or more intermediate entities.

Concurrently with the execution and delivery of the Equity Commitment Letter, NMP executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), a copy of which has been filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference, provided that in no event will the maximum aggregate liability of NMP exceed an amount equal to the amount of the Guaranteed Obligations (defined in the Limited Guarantee as the payment of the Parent Termination Fee (defined at Section 11. “Merger Agreement; Other Agreements” — “Termination Fees”) and certain other monetary obligations specified in the Merger Agreement (which we refer to as the “Cap”), and it being further understood that in no event will the Limited Guarantee be enforced without giving effect to the Cap.

Except with respect to the Merger Agreement Expenses, the Equity Financing is also subject to (i) (A) if the Offer Closing shall occur prior to the closing of the Merger (the “Merger Closing”), the satisfaction of all of the conditions to the Offer or (B) if an Offer Termination shall have occurred, the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of such conditions), and (ii) the Debt Financing (or, if Alternative Financing has been obtained in accordance with the Merger Agreement, such Alternative Financing) having been funded in accordance with the terms thereof or being funded in accordance with the terms thereof upon the earlier of the Offer Closing or the Merger Closing if the Equity Financing were to be funded substantially concurrently.

The foregoing summary of certain provisions of the Equity Commitment Letter and the Limited Guarantee and all other provisions of the Equity Commitment Letter and Limited Guarantee discussed herein are qualified in their entirety by reference to the Equity Commitment Letter and Limited Guarantee, respectively, each of which are incorporated herein by reference. We have filed a copy of the Equity Commitment Letter as Exhibit (d)(4) to the Schedule TO, which is incorporated by reference.

Debt Financing. The Parent has received a debt commitment letter, dated as of November 1, 2012 (which we refer to as the “Debt Financing Commitment” and together with the Equity Commitment Letter, the “Financing Commitments”), between Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate (“CS”), Credit Suisse Securities (USA) LLC, and together with CS and their respective affiliates, “Credit Suisse”) and Parent, pursuant to which Parent obtained commitments from CS to provide the Senior First Lien Facilities and the Senior Second Lien Term Facility, in each case as described in the Debt Financing Commitment.

The availability and initial funding of the Debt Financing is subject to the following conditions, among others:

•

since the date of the Merger Agreement, there shall not have occurred an effect, state of facts, occurrence, condition, event, development or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Debt Financing Commitment consistent with the definition of such term in the Merger Agreement);

•

subject to limited conditionality provisions specified in the Debt Financing Commitment: the negotiation, execution and delivery of definitive documentation on the terms set forth in the term sheets attached as exhibits to the Debt Financing Commitment, and such definitive documentation shall be in full force and effect; delivery of reasonably satisfactory legal opinions, corporate documents (including evidence of authority to enter into the definitive documentation), perfection certificates and officers’ and public officials’ certifications, each in customary form; the agent for the lenders shall have first-priority perfected security interests in the collateral (free and clear of other liens with specified exceptions) and receipt of reasonably satisfactory lien and judgment searches; and obtaining of insurance reasonably satisfactory to the lead arranger of the debt financing (the “Lead Arranger”) (it being acknowledged that the insurance carried by the Company, Parent and RedPrairie described to the Lead Arranger as of the date of the Debt Financing Commitment is reasonably satisfactory);

•	payment of fees and expenses then due and payable pursuant to the Debt Financing Commitment or related fee letters;

•

subject to limited conditionality provisions specified in the Debt Financing Commitment: (i) the accuracy of the Acquisition Agreement Representations (defined in the Debt Financing Commitment as representations made by the Company in the Merger Agreement that are material to the interests of the lenders, the breach of which would give Parent the right to terminate or elect not to perform under the Merger Agreement) and (ii) certain other representations specified in the term sheets attached as exhibits to the Debt Financing Commitment to be contained in the definitive credit agreement in usual and customary form relating to: formation of Holdco, Parent and the subsidiary guarantors; organizational power and authority for the transactions and to enter into the definitive documentation; due authorization, execution, delivery and enforceability of the definitive documentation; solvency of the Parent and its subsidiaries on a pro forma consolidated basis; no conflicts of the definitive documentation with material laws, the charter documents of Holdco, Parent and the subsidiary guarantors or the Merger Agreement; compliance with Federal Reserve margin regulations, the Investment Company Act, certain anti-money laundering requirements and laws applicable to sanctioned persons; and the creation, perfection and priority of the security interests granted in the proposed collateral;

•

the Offer, the Merger and related transactions (generally including the steps such that the Company and RedPrairie become direct wholly-owned subsidiaries of the Parent) being consummated substantially concurrently with the closing under the Debt Financing in accordance with applicable law in all material respects and on the terms described in the term sheets attached as exhibits to the Debt Financing Commitment and in the Merger Agreement (without any amendment, modification, supplement or waiver thereof or any consent thereunder, which is materially adverse to the lenders or arrangers of the Debt Financing without the prior written consent of the Lead Arranger);

•

the Merger Agreement and related documentation being in form and substance reasonably satisfactory to the Lead Arranger (it being acknowledged that the Lead Arranger is satisfied with such agreement and related documentation previously executed on November 1, 2012 and delivered to CS’s counsel;

•

the Equity Financing having been made substantially concurrently with the closing under the Debt Financing, in at least the amount of $310,000,000 (and if in the form of preferred equity, on terms reasonably acceptable to the Lead Arranger);

•

substantially concurrently with the closing under the Debt Financing, the redemption and satisfaction (subject to notice of redemption) of the Company’s existing 8% Senior Notes due 2014 and the repayment of all of the outstanding debt and discharge of all obligations under the Company’s existing credit agreement and RedPrairie’s existing credit agreement, such that after giving effect to the contemplated transactions, subject to certain qualifications, the Parent and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the Debt Financing, (b) any preferred equity as part of the Equity Financing, (c) certain specified indebtedness of the Company, RedPrairie and their respective subsidiaries, and (d) other indebtedness to be agreed upon;

•

the Lead Arranger having received (a) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Parent and the Company for the 2009, 2010 and 2011 fiscal years (which the Lead Arranger acknowledged having received) and (b) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Parent and the Company for each subsequent fiscal quarter ended at least 45 days (or 60 days in the case of the fourth fiscal quarter) before the initial funding of the Debt Financing (which the Lead Arranger acknowledged receipt of for the first two fiscal quarters of 2012);

•

the Lead Arranger having received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Parent as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered, pursuant to the immediately preceding bullet point, prepared after giving effect to the contemplated transactions (but without being required to give effect to purchase accounting adjustments) as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements); provided, that each such pro forma financial statement will be prepared by the Parent on a “Pro Forma Basis” (as specified in the Debt Financing Commitment) and shall allow for the add-back to Adjusted EBITDA of cost-savings, operating expense reductions and synergies (whether realized or expected to be realized) arising in connection with the contemplated transactions, as set forth in Exhibit B to the Debt Financing Commitment;

•	the Lead Arranger having received a solvency certificate from the chief financial officer of Holdco substantially in the form set forth as an exhibit to the Debt Financing Commitment;

•

the Lead Arranger (i) having received a customary confidential information memorandum for the Debt Financing and (ii) having had a period of at least 15 consecutive business days prior to the initial funding of the Debt Financing to syndicate the Debt Financing following receipt by it of the financial statements required to be delivered as described above (the “Marketing Period”); provided that, for purposes of counting the number of consecutive days in such 15 business days, any day from and including November 22, 2012 through and including November 25, 2012 shall be excluded (the “Excluded Days”) but the inclusion of such Excluded Days in the Marketing Period shall not otherwise disqualify the Marketing Period from satisfying the requirement that it be a consecutive 15 business day period and the entirety of the Marketing Period must occur after November 27, 2012, but prior to December 21, 2012 or after January 2, 2013. The Marketing Period shall commence on the date the condition in clause (i) of this bullet point has been satisfied (provided that the commencement and calculation of such period is subject to various qualifications in the Debt Financing Commitment and the Merger Agreement); and

•

the Lead Arranger having received, at least five business days prior to the date of the initial funding of the Debt Financing, all information required under applicable “know your customer” and anti-money laundering requirement, that the Lead Arranger has requested reasonably in advance of such five business day period.

Pursuant to the Debt Financing Commitment, Parent may, no later than November 15, 2012, appoint additional joint lead arrangers for the Debt Financing that are each reasonably acceptable to Credit Suisse and such appointed entity or entities shall each provide a commitment no later than November 15, 2012 in a form reasonably acceptable to Credit Suisse with respect to the Debt Financing (which may include an amendment to the Debt Financing Commitment), and the commitments of CS in respect of the Debt Financing Commitment will be reduced by the aggregate amount of the commitments of such appointed entity or entities (or its or their relevant affiliates), upon the execution by such entity or entities (and any relevant affiliate or affiliates) of the applicable commitment documentation.

The commitment of CS with respect to the Debt Financing expires upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms or the public announcement by Parent or its duly authorized representatives of its intention not to proceed with the transactions contemplated by the Merger Agreement or (ii) the date that is 180 days after the date of the Debt Financing Commitment.

The definitive documentation governing the Debt Financing has not been finalized. Accordingly, the actual terms of the Debt Financing may differ from those described in the Debt Financing Commitment.

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment and such portion is required to fund the aggregate Offer Price, the Merger Consideration or related fees and expenses, the Parent shall use its reasonable best efforts to arrange and obtain, and negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer, the Merger and related transactions upon terms and conditions no less favorable, taken as a whole, to Parent and, with respect to the amounts available under, and the conditionality of, such alternative financing, the Company, than the terms and conditions set forth in the Debt Financing Commitment, as promptly as reasonably practicable following the occurrence of such event (and, in any event, no later than the expiration of the Marketing Period). As of the date hereof, no alternative financing arrangements have been entered into.

We refer to the financing contemplated by the Debt Financing Commitment, as such letter may be amended, modified, supplemented (by a joinder agreement or otherwise) or restated, and any permitted replacement debt financing, as the “Debt Financing.” The foregoing summary of certain provisions of the Debt Financing Commitment and all other provisions of the Debt Financing Commitment discussed herein are qualified by reference to the Debt Financing Commitment itself, which is incorporated herein by reference. We have filed a copy of the Debt Financing Commitment as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

Background of the Offer

The following is a description of contacts between representatives of RHI and NMC (including their affiliates) and representatives of the Company and other persons that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In early November 2011, RHI considered, among its strategic alternatives, the desirability of being acquired by the Company. On November, 8, 2011, RHI and the Company executed a mutual non-disclosure agreement with respect to information that might be exchanged in contemplation of a possible transaction between RHI and the Company.

On November 15, 2011, Mr. Alok Singh, Chairman of the Board of RHI and a Managing Director of NMC, together with other representatives of RHI and NMC, met with Mr. Hamish Brewer, President and Chief Executive Officer of the Company, and other representatives of the Company, to discuss the respective businesses of RHI and the Company and a potential acquisition of RHI by the Company. Following that meeting and through early December 2011, further preliminary discussions concerning such an acquisition and exchanges of information occurred.

In the first week of December 2011, Mr. Brewer called Mr. Singh to indicate that the Company was interested in acquiring RHI. Later that month the Company and RHI terminated their preliminary discussions based on differing views as to the value of RHI.

On January 31, 2012, as part of announcing the Company’s financial results for the fourth quarter of 2011, the Company announced that it had received a notice from the SEC requesting information related to revenue recognition and other accounting and financial reporting matters for certain past fiscal years and that it was actively cooperating with the SEC to address any questions that the SEC had.

On April 5, 2012, Mr. Singh, joined by a representative of Greenhill & Co., LLC (“Greenhill”), met with a representative of an investment bank working with the Company at the time to discuss whether the earlier preliminary discussions regarding a possible transaction between RHI and the Company should be restarted. At that meeting, the representative of the Company’s investment bank indicated that the parties’ respective valuations of RHI differed significantly, and, therefore, he did not believe that the Company would be inclined to devote time to any potential transaction, particularly while the Company’s review of past financial statements was still pending.

On June 18, 2012, Mr. Singh called Mr. Brewer to inquire as to the Company’s interest in restarting the earlier discussions concerning the possible acquisition of RHI by the Company. Mr. Brewer stated that if any such discussions were to take place, he did not believe they could take place until after the Company had completed its restatement of certain financial information and filed its Annual Report on Form 10-K for the year ended December 31, 2011.

On August 6, 2012, the Company filed its Form 10-K for 2011, including certain restated financial information concerning the Company, with the SEC. The Company also announced that the internal investigation led by its Audit Committee found no indication of fraud or intentional wrongdoing and that its internal investigation did not reveal any issues with the existence of the recorded revenue or any impact to actual cash received or reported cash balances as of December 31, 2011, 2010 and 2009.

On August 21, 2012, a representative of J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s new financial advisor, called Mr. Singh on behalf of the Company to inform him that the Board of Directors of the Company had determined to pursue a sale process for the Company.

During the remainder of August 2012, various conversations occurred between J.P. Morgan, on the one hand, and representatives of Greenhill (who was advising RHI) and/or NMC, on the other hand, concerning the sale process that the Company was undertaking. In those conversations, RHI and NMC were invited to attend an initial management presentation by the Company in San Francisco on September 6, 2012.

On September 4, 2012, RHI, NMC and the Company entered in an amended and restated mutual non-disclosure agreement.

On September 6, 2012, representatives of RHI, including Mr. Singh, and representatives of NMC, Greenhill and Bain & Co., who was advising RHI, attended the Company’s initial management presentation in San Francisco at the offices of J.P. Morgan. At that meeting, information concerning the business of the Company and potential synergies that might result from an acquisition of the Company by RHI were discussed.

On September 10, 2012, the Company provided NMC, RHI and their advisors with access to due diligence materials, including documents posted to an electronic dataroom on and after September 10, 2012. In addition, between September 10 and October 31, 2012, various due diligence calls were held between the Company management and its advisors, on the one hand, and representatives of RHI, NMC and their advisors on the other hand.

On September 19, 2012, Mr. Singh and other representatives of RHI, NMC and Bain met with a member of the Company’s senior management and other representatives of the Company and representatives of J.P. Morgan to discuss the Company’s product development as well as possible synergies that could result from an acquisition of the Company by RHI.

On September 20, 2012, J.P. Morgan provided to NMC a bid instruction letter relating to submission of a first-round non-binding indication of interest to acquire 100% of the capital stock of the Company. The process letter requested that a preliminary, non-binding indication of interest be submitted to J.P. Morgan by 5:00 p.m. on October 8, 2012.

On October 8, 2012, NMP and RHI submitted a preliminary, non-binding indication of interest to acquire the Company for $45.00 per share in cash, which represented a 35% premium to the Company’s closing stock price on October 5, 2012, the last trading day prior to submission of the indication of interest. As part of its proposal, RHI requested an accelerated transaction timeline with the goal of announcing entry into a definitive agreement as early as November 5, 2012.

On October 11, 2012, representatives of J.P. Morgan notified Greenhill that RHI was invited into the next round of the sale process. J.P. Morgan also communicated the request of the Company’s Board of Directors for a further acceleration of timing, with the goal of announcing a definitive agreement on October 30, 2012, the then scheduled date for the release of the Company’s third quarter earnings. Greenhill responded that NMC and RHI would be receptive to the accelerated timeline. J.P. Morgan also inquired whether NMC and RHI would be willing to raise their $45.00 per share bid and was told that NMC and RHI would not increase their bid. Subsequently on that day, J.P. Morgan requested that NMC and RHI provide additional information concerning their sources of financing in connection with an acquisition of the Company. That information and an anticipated timetable was supplied to J.P. Morgan later that day and on the following day.

On October 12, 2012, the Company provided RHI, NMC and their advisors with access to further diligence materials, including a more complete electronic dataroom. In addition, the Company allowed RHI to begin financing discussions with Credit Suisse.

On October 13, 2012 a draft form of merger agreement, prepared by Cravath, Swaine & Moore LLP (“Cravath”), outside counsel to the independent directors of the Company, and posted in the electronic dataroom was made available to RHI, NMC and their advisors.

During the weeks of October 15 and 22, 2012, RHI and its advisors continued their extensive due diligence of the Company.

On October 16 and 17, 2012, representatives of RHI, NMC, and their advisors, attended management presentations by the Company in Phoenix, Arizona. At a breakfast meeting on October 16, Mr. Singh expressed to Mr. Brewer that NMC would like Mr. Brewer to serve as Chief Executive Officer of RHI if RHI were to acquire the Company. Mr. Brewer indicated that under the right terms he would be willing to serve in that capacity if RHI were to acquire the Company. There was no discussion at this meeting concerning the terms of any potential employment or compensation arrangements.

Between October 16 and 22, 2012, representatives of RHI, NMC and their advisors participated in various due diligence calls and meetings with the Company and its advisors.

On October 22, Fried Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), counsel to NMC and RHI, sent Cravath a mark-up of the draft merger agreement earlier supplied by Cravath. Between October 23 and October 26, Fried Frank and Cravath had various discussions concerning issues raised by the draft merger agreement.

On October 24, 2012, representatives of Greenhill communicated to J.P. Morgan that RHI would submit a proposal, which would contemplate an acquisition of the Company at a price in the range of $44.50 to $45.00 per share. Later that day, J.P. Morgan communicated to Greenhill that the Company was not prepared to move forward with NMC and RHI unless their proposal was at a price per share of at least $45.00.

In early morning of October 27, 2012, NMP and RHI submitted a firm, written proposal to acquire the Company for $45.00 per share in cash, including drafts of a debt commitment letter from Credit Suisse, a draft of an equity commitment letter from NMP and a revised mark-up of the merger agreement. The per share consideration represented a 33% premium to the Company’s closing stock price on October 26, 2012, the last trading day prior to submission of the proposal.

Over the ensuing days following submission of the proposal and through the morning of November 1, RHI, NMC and their advisors worked towards finalizing due diligence of the Company, and Fried Frank continued to negotiate the merger agreement with Cravath, including provisions relating to termination rights, break-up fees to be payable by the Company and RHI upon the occurrence of certain events and whether the Company would be permitted to actively solicit alternative acquisition proposals during a “go-shop” period following the execution of a definitive merger agreement.

On the evening of October 29, Reuters reported that the Company had hired J.P. Morgan to explore a sale of the Company, and that such sale process was in advanced stages.

On October 29, 2012, the Company issued a press release stating that it, in light of Hurricane Sandy, it would delay, from its previously scheduled date of Tuesday, October 30, the reporting of its third quarter 2012 results to Monday, November 5.

On October 31, 2012, the stock markets reopened following Hurricane Sandy and the closing price for the Company’s shares on that date was $38.15, an increase of 12% versus the closing price on Friday, October 26, the last trading day prior to the October 29 Reuters’ report.

On the morning of November 1, Parent, Purchaser, and the Company executed the Merger Agreement, and issued a joint press release publicly announcing their entry into the Merger Agreement.

On November 15, 2012, the Offer was commenced.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable, but in no event later than November 15, 2012 (or such other date as the parties may mutually agree to in writing). The Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer promptly after the Offer Expiration Date, which Offer Expiration Date may be extended by Purchaser as described below. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer shall occur within three business days after the Offer Expiration Date.

Parent and Purchaser reserve the right to increase the Offer Price, to make other changes to the terms and conditions of the Offer and to waive conditions to the Offer, except that the Company’s prior written consent is required for Parent and Purchaser to:

•	waive or change the Minimum Condition or the Termination Condition;

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	decrease the number of shares subject to the Offer;

•	terminate, extend or otherwise change the expiration date of the Offer, except as otherwise provided in the Merger Agreement;

•	provide any “subsequent offering period” with the meaning of Rule 14d-11 under the Exchange Act; or

•	impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer in any manner adverse to the holders of the Shares.

Extension of the Offer

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

if as of any then scheduled expiration of the Offer, any Offer condition, including the Financing Proceeds Condition, shall not have been satisfied or waived by Purchaser, then unless Parent and the Company otherwise agree, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as the Company and Parent may mutually agree) until such Offer condition(s) are satisfied or waived;

•

if the Offer is required to be extended by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, then Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by such rule, regulation, interpretation or position;

•

if requested by the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer beyond any then-scheduled Offer Expiration Date (i) for one or more consecutive increments designated by the Company in its sole discretion (which designation shall be made by the Company in writing to Parent not later than the date that is one business day prior to the then-scheduled Offer Expiration Date); provided, however, that Purchaser shall not be required to extend the Offer pursuant to this clause (i) beyond 5:00 P.M. New York City time on December 12, 2012 and (ii) if the Company has delivered notice of its intention to effect a Change of Recommendation (as defined below in this Offer to Purchase) or to execute Acquisition Proposal Documentation (as defined below in this Offer to Purchase) in accordance with the terms of the Merger Agreement prior to the then scheduled Offer Expiration Date, three business days after such notice; provided however that Purchaser shall not be required to extend the Offer pursuant to the provisions described in this bullet more than once;

•

Purchaser shall have the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the Offer conditions other than the Financing Proceeds Condition have been satisfied or waived and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement (such alternative financing, “Alternative Financing”)) has not actually been received by Purchaser or Parent, and the lenders party to the Debt Financing Commitment (or to the commitments with respect to any Alternative Financing (such commitments, “Alternative Financing Commitments”)) have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or Alternative Financing Commitments) and subject only to the satisfaction of the Offer conditions (and contribution by Parent or Purchaser of the proceeds of the Equity Financing); or

•

If (x) the Financing Proceeds Condition has been satisfied less than five business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer for a period of up to five business days.

However, in no event shall Purchaser be required to extend the Offer pursuant to clauses (i) or (ii) above beyond April 30, 2013, the date that is 180 days after November 1, 2012 (which we refer to as the “End Date”), unless Parent or Purchaser is not then permitted to terminate the Merger Agreement pursuant to its terms, in which case Purchaser will be required to extend the Offer beyond the End Date. The termination of the Offer is referred to as the “Offer Termination” and the date on which the Offer Termination occurs is referred to as the “Offer Termination Date.” See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

Termination of the Offer

The Merger Agreement contains provisions that govern the circumstances in which the Offer is required or permitted to be terminated. The Offer may not be terminated prior to the Offer Expiration Date unless the Merger Agreement is validly terminated; provided, however, that if at any date on which the Offer is scheduled to expire, (i) the Marketing Period shall have ended and any Offer condition (other than the Financing Proceeds Condition) shall not have been satisfied or waived and (ii) the Proxy Statement Clearance shall have occurred at least three business days prior to such scheduled expiration of the Offer, then (x) Purchaser may terminate the Offer (subject to the Company’s one-time right to cause Purchaser to extend, rather than terminate, the Offer for one increment of five business days) and (y) on or after January 29, 2013, the Company shall have the right to cause Purchaser to terminate the Offer at the then-scheduled expiration date. The termination of the Offer pursuant to the immediately preceding sentence is referred to as the “Offer Termination” and the date on which the Offer Termination occurs is referred to as the “Offer Termination Date”. Following the Offer Termination, the parties to the Merger Agreement may, subject to the other terms and conditions of the Merger Agreement, consummate the transaction as a “long-form” Merger following receipt of the Company Stockholder Vote.

Top-Up Option

The Company has granted to Purchaser the Top-Up Option to, subject to certain limitations, purchase at a price per share equal to the Offer Price the number of Top-Up Shares necessary to ensure that Purchaser owns at least one share more than 90% of the aggregate number of Shares that would be outstanding on a Fully-Diluted Basis immediately after the issuance of all Shares to be issued upon the exercise of the Top-Up Option.

If all of the conditions to the Offer have been satisfied or waived and the number of Shares that have been validly tendered and not validly withdrawn, when added to the Shares owned by Parent and Purchaser, does not represent at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, Purchaser will be deemed to have exercised the Top-Up Option on the Offer Closing Date; provided that the Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares or (ii) any provision of applicable law or any order would prohibit or require any consent by any governmental entity in connection with the exercise of the Top-Up Option or delivery of the Top-Up Shares (and, with respect to any such consent, such consent has not been obtained). If Parent and Purchaser acquire at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under Delaware law. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares or the payment by Purchaser to the Company of consideration (which payment may be made in the form of a promissory note) for the Top-Up Option Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL.

The Merger

The Merger Agreement provides that, following completion of the Offer (or, in certain circumstances, following the Offer Termination) and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act, at the Effective Time:

•	Purchaser will be merged with and into the Company, and the separate existence of Purchaser will cease;

•	the Company will continue as the Surviving Company after the Merger under the name “JDA Software Group, Inc.”; and

•	the Surviving Company will continue to be governed by the laws of the state of Delaware.

At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior thereto shall be amended so as to read in its entirety as provided for in the Merger Agreement and, as so amended, shall be the certificate of incorporation of the Company, and the bylaws of the Surviving Company as in effect immediately prior thereto shall be amended so as to read in their entirety as provided for in the Merger Agreement and, as so amended, shall be bylaws of the Surviving Company.

Merger without a Meeting of Stockholders; Stockholder Meeting

If, following the Offer Closing and the exercise, if any, of the Top-Up Option, Parent and Purchaser shall own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, the parties to the Merger Agreement shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer Closing Date as a “short-form” merger without holding a meeting of the Company’s stockholders and without the approval of the Company’s other stockholders in accordance with the terms and conditions of the Merger Agreement and Section 267 of the DGCL and 18-209 of the DLLCA.

If the adoption of the Merger Agreement by the Company’s stockholders is required by applicable Law to consummate the Merger, then Merger must be consummated as a “long-form” merger under Delaware law. The parties to the Merger Agreement expect that a “long-form” merger will only be necessary in the event that the Offer Termination occurs. In such an event, the Company shall, as promptly as practicable (and in any event no later than the fifth business day) after the later of (i) the earlier of the Offer Closing Date and the Offer Termination Date and (ii) the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the proxy statement relating to the Company Stockholder Meeting (the “Proxy Statement”) or the first date following the tenth calendar day following the filing of the preliminary Proxy Statement if the SEC (or the staff of the SEC) has not informed the Company that it intends to review the Proxy Statement (the “Proxy Statement Clearance Date”), cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held for the purpose of obtaining the Company Stockholder Vote within thirty-five days following the date that the Proxy Statement is mailed to the Company’s stockholders (subject to adjournment or postponement and the Company’s right to delay the calling and voting of the Company stockholder meeting under certain circumstances provided in the Merger Agreement).

Conditions to the “Short-Form” Merger

If the Offer Closing shall have occurred, the respective obligations of the Company and Parent to complete the Merger are subject to the satisfaction or waiver by the Company and Parent of the following conditions:

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•

if required by applicable law to consummate the Merger, the Company shall have obtained affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class to adopt the Merger Agreement (the “Company Stockholder Vote”);

•	the applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated;

•

a clearance decision by the German FCO under the German Act Against Restraints of Competition shall have been adopted or the applicable statutory review period under that Act shall have expired without the German FCO taking a decision; and

•

no governmental entity of competent jurisdiction shall have issued an order or enacted a law that prohibits, makes illegal or prevents the consummation of the transactions contemplated by the Merger Agreement.

In the event the Offer Closing shall have occurred, the parties to the Merger Agreement do not expect that the Company Stockholder Vote will be required to consummate the Merger and therefore expect that the Merger will be completed as a “short-form” merger under Delaware law.

The closing of the “short-form” Merger will occur as promptly as practicable (and in any event, not later than two business days) after the Offer Closing and (if applicable) after the closing of the sale and purchase of Top-Up Option Shares unless otherwise agreed by the parties to the Merger Agreement.

Conditions to the “Long-Form” Merger

If the Offer Termination shall have occurred or the Offer Closing shall not have occurred, then the respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger shall be subject to the satisfaction or the waiver of certain additional conditions as set forth in the Merger Agreement regarding (i) compliance by Parent and Purchaser, on the one hand, and the Company, on the other hand, with their respective obligations under the Merger Agreement, (ii) accuracy of the representations and warranties of Parent and Purchaser, on the one hand, and the Company, on the other hand in the Merger Agreement and (iii) the absence of a Company Material Adverse Effect. The Merger does not contain a condition related to financing.

In the event that the Offer Termination shall have occurred, and the Merger Agreement is not terminated, the parties to the Merger Agreement expect that the Company Stockholder Vote will be required to consummate the Merger and, subject to the terms and conditions of the Merger Agreement, expect that the Merger will be completed as a “long-form” merger under Delaware law following such Company Stockholder Vote.

The closing of the “long-form” Merger will occur as soon as reasonably practicable (but in any event no later than the second business day) after satisfaction or waiver of the conditions to the Merger (unless otherwise agreed by the parties to the Merger Agreement). However, if the Marketing Period has not ended at such time, then the closing of the Merger shall occur instead on the earliest of (a) any business day during the Marketing Period as may be specified by Parent, (b) the second business day after the final day of the Marketing Period and (c) such other date, time or place as agreed by Parent and the Company.

Marketing Period

The “Marketing Period” is defined in the Merger Agreement to be the first fifteen consecutive business days throughout which (i) Parent has all of the Required Financial Information (as defined in the Merger Agreement) to the extent such Required Financial Information has been requested in writing by Parent prior to the first day of such period and (ii) (A) unless the Offer Termination has occurred, nothing has occurred and no condition exists that would cause any of the Offer conditions set forth in clauses (i), (ii), (iii) and (iv) of paragraph (d) of Annex A to fail to be satisfied, assuming that the Offer Closing were to be scheduled for any time during such 15 consecutive Business-Day period and (B ) if the Offer Termination has occurred, nothing has occurred and no condition exists that would cause any of the conditions contained in the Merger Agreement related to the accuracy of the Company’s representations and warranties, the performance of the Company’s obligations and the absence of any Company Material Adverse Effect, to fail to be satisfied, assuming that the Merger Closing were to be scheduled for any time during such fifteen consecutive business day period; provided that (1) unless Parent determines otherwise and so notifies the Company at least one business day in advance, in no event will the Marketing Period commence prior to November 27, 2012, and (2) the Marketing Period will not be deemed to commence if (x) after the date of the Merger Agreement and prior to the completion of the Marketing Period (i) the Company’s auditors have withdrawn their audit opinion contained in the Required Financial Information; provided, however, that if, a new unqualified audit opinion is issued with respect to the financial information contained in the Required Financial Information by such auditors or another nationally recognized independent registered public accounting firm reasonably acceptable to Parent, the Marketing Period shall commence (subject to the other terms and conditions of the Merger Agreement) on the first business day after such issuance and the receipt by Parent of the updated and complete Required Financial Information, or (ii) the Company shall have publicly announced that its stockholders and others should not or may not rely upon certain or all of the Company’s financial statements or that one or more of the Company SEC Reports has been withdrawn in respect to one or more of the Company’s financial statements as a result of a material inaccuracy therein or that any of its financial statements set forth in any annual report on Form 10-K or quarterly report on Form 10-Q of the Company require a restatement or similar treatment, provided, however, that if such restatement shall have been completed or the Company shall have publicly announced that no restatement is required, the Marketing Period shall commence on the first business day after the public announcement of such completed restatement or the lack of the need therefor, as the case may be, and the receipt by Parent of the updated and complete Required Financial Information, or (y) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such fifteen consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen consecutive business day period to permit a registration statement using such financial statements to be declared effective by the SEC, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen business day period; provided, further that (1) the Marketing Period shall end on any earlier date on which the Debt Financing is funded, (2) for purposes of counting the consecutive days in the fifteen business day period referred to above, any day from and including November 22, 2012 and through and including

November 25, 2012 shall be excluded but the exclusion of such days shall not otherwise disqualify the Marketing Period from satisfying the requirement that it be a consecutive fifteen day period and (3) the entirety of the Marketing Period must occur prior to December 21, 2012 or after January 2, 2013.

If the Company in good faith reasonably believes that it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case subject to the first sentence of this definition, the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within two business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information Parent reasonably believes the Company has not delivered).

Board of Directors and Officers

Pursuant to the terms of the Merger Agreement, Parent, Purchaser and the Company have agreed to take all requisite action so that the managers of Purchaser immediately prior to the Effective Time or such other individual designated by Parent as of the Effective Time shall be the directors of the Surviving Company effective as of, and immediately following, the Effective Time.

From and after the Effective Time, the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company and shall hold office until their respective successors are duly elected or appointed (as the case may be) and qualified or until their earlier death, resignation, or removal.

Conversion of Capital Stock

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned (i) by the Company (including treasury shares), Parent or Purchaser (other than shares in trust accounts, managed accounts and the like) and (ii) by stockholders who have perfected and not withdrawn demand for appraisal rights under Delaware law) will be converted into and become the right to receive an amount equal to the Offer Price, in cash and without interest (the “Merger Consideration”).

Prior to the Merger Closing Date, Parent shall deposit, or cause to be deposited with the Paying Agent, an amount in cash sufficient to pay the aggregate Merger Consideration pursuant to the Merger Agreement.

At the Effective Time, all such Shares that have been converted into the right to receive the Merger Consideration shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any such Shares immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of such Shares.

Treatment of Options

Each option issued under an equity-based compensation plan of the Company (each such option, a “Company Option” and each such plan, a “Company Equity Plan”) that is outstanding immediately prior to the earlier to occur of the Acceptance Time and the Effective Time (such earlier time, the “Acceleration Time”), whether vested or unvested, shall, as of immediately prior to the Acceleration Time, be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the applicable holder of such Company Option, into the right to receive a cash payment, without interest thereon and less any required withholding taxes, equal to (a) (i) the Offer Price (or, if the Effective Time occurs earlier than the Acceptance Time, the Merger Consideration (as defined below)) minus (ii) the exercise price per share attributable to such Company Option, multiplied by (b) the total number of Shares issuable upon exercise in full of such Company Option (the “Closing Option Consideration”), payable by the Company as soon as practicable but no later than five business days after the Merger Closing Date. As of the Acceleration Time, Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Closing Option Consideration. All Company Options with an exercise price greater than the Offer Price or Merger Consideration (as applicable) shall be cancelled and shall not have any right to receive any consideration in respect thereof.

Treatment of Warrants

From and after the Effective Time, the holders of any Company Warrants shall generally be entitled to receive, in full settlement of such Company Warrants, cash in an amount, less any required withholding taxes, equal to (a) (1) (x) $12.70 plus (y) 0.2562 multiplied by $45.00 minus (2) $15.4675 per Former i2 Share, multiplied by (b) the total number of Former i2 Shares issuable upon exercise in full of such Company Warrant, the product of (a) and (b) rounded down to the nearest whole cent.

Treatment of Restricted Share Awards

Each Share issued subject to vesting or other lapse restrictions under a Company Equity Plan (each a “Company Restricted Share”) that is outstanding as of immediately prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, automatically become fully vested and free of any forfeiture restrictions, and, at the Acceleration Time, the holder thereof shall be entitled to receive the a cash payment, without interest, equal to the product of (i) the total number of such Company Restricted Shares and (ii) the Offer Price or Merger Consideration (as applicable), less any required withholding taxes, with respect to each such Company Restricted Share. Such payment shall be made by the Company as soon as practicable but no later than five business days after the Merger Closing.

Treatment of Performance Share Awards

Each Company performance share award issued under a Company Equity Plan, which is subject to vesting provisions that are dependent on the achievement of performance goals or objectives (other than any award with respect to which performance goals or objectives are deemed to have been attained at a specified level and which remains subject only to service-based vesting conditions) (each a “Company PSA”) that is outstanding immediately prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, automatically become vested in respect of that number of Shares that would vest under the award at the target performance level and shall immediately thereafter be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the holder of the Company PSA, into the right to receive a cash payment, without interest thereon and less any required withholding taxes, equal to the product of (i) the total number of Shares subject to such Company PSA immediately prior to the Acceleration Time (assuming, for this purpose, that all applicable performance goals have been achieved at target level of performance), and (ii) the Offer Price or Merger Consideration (as applicable) (such product, the “Closing PSA Consideration”). Such cash payment shall be made by the Company as soon as practicable but no later than five business days after the Merger Closing Date. As of the Acceleration Time, Company PSAs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company PSA shall cease to have any rights with respect thereto, except the right to receive the Closing PSA Consideration.

Treatment of Restricted Stock Units

Each restricted share unit (including any Company PSA that remains subject only to service-based vesting conditions) payable in Shares or whose value is determined with reference to the value of Shares issued under Company Equity Plan that is, or at the time of grant was, subject only to time-based vesting conditions (each a “Company RSU”) that is outstanding immediately prior to the Acceleration Time shall, as of immediately prior to the Acceleration Time, be irrevocably cancelled, extinguished and converted, without any action on the part of Parent, the Company or the holder of the Company RSU, into the right to receive a cash payment, without interest thereon and less any required withholding taxes, equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to the Acceleration Time and (ii) the Offer Price or Merger Consideration (as applicable) (such product, the “Closing RSU Consideration”). Such payment shall be made by the Company as soon as practicable but no later than five business days after the Effective Time. As of the Acceleration Time, Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the Closing RSU Consideration.

Treatment of the Employee Stock Purchase Plan

Prior to the Acceleration Time, the Company shall take all actions necessary to (i) terminate the Company’s employee stock purchase program (the “Company ESPP”), (ii) treat a business day to be determined by Company that is prior to the earlier to occur of the Offer Closing and the Merger Closing as the last day of the offering period then underway (the “Final Investment Date”) and by treating such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP, (iii) ensure that participants may not increase their payroll deductions from those in effect on the date of the Merger Agreement or make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement and (iv) ensure that no new participants may enroll to commence participation in the ESPP following the date of the Merger Agreement. Any shares of Company Common Stock acquired prior to or on the Final Investment Date shall, if not validly tendered in the Offer, be treated as outstanding shares of Company Common Stock for purposes of the Merger.

Representations and Warranties

The Merger Agreement contains various representations and warranties made by the Company to Parent and Purchaser, and representations and warranties made by Parent and Purchaser to the Company. The representations and warranties contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in the Company Disclosure Letter that the Company delivered to Parent and Purchaser in connection with the signing of the Merger Agreement. The Company Disclosure Letter contains information that modifies, qualifies and creates exceptions to the Company’s representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement are intended solely to allocate risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosure about the Company, Parent or Purchaser.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	required permits and compliance with laws;

•	its financial statements, SEC filings, internal controls and financial reporting;

•	absence of certain changes or events;

•	undisclosed liabilities;

•	absence of litigation;

•	employee benefit plans and labor matters;

•	accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9, Information Statement, and the Proxy Statement;

•	affiliate transactions;

•	intellectual property;

•	data protection and privacy and IT assets;

•	taxes;

•	environmental matters;

•	material contracts;

•	title to property;

•	real property;

•	the inapplicability of state takeover statutes;

•	brokers’ fees

•	the opinion of its financial advisor; and

•	insurance.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means an effect, state of facts, occurrence, condition, event, development or change, individually or in the aggregate, that (i) has or would reasonably be expected to have a materially adverse effect on the business, assets, results of operations, or financial condition of the Company and its subsidiaries, taken as a whole or (ii) would prevent or materially delay or impair the Company from consummating the Offer, the Merger or any other transaction contemplated by the Merger Agreement. The definition of “Company Material Adverse Effect” provides that in no event shall any of the following, and no effect, state of facts, occurrence, condition, event, development or change arising out of, or resulting from, any of the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur:

•	the market price or trading volume of Shares;

•	conditions in the U.S., foreign or global economy or capital or financial markets generally, including changes in interest or exchange rates;

•	general legal, tax, regulatory, political or business conditions in the countries in which the Company or any of its subsidiaries does business;

•	general market, economic or other conditions in the industries in which the Company or any of its subsidiaries participates;

•	changes in law or GAAP, or the interpretation thereof, after the date of the Merger Agreement;

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the negotiation, execution, announcement, pendency, performance or compliance with the terms of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors or employees and including any legal proceedings made, brought or threatened by or on behalf of any Company stockholder arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement;

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acts of war (whether or not declared), armed hostilities, sabotage or terrorism or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement;

•	volcanoes, tsunamis, pandemics, earthquakes, hurricanes, floods or other natural disasters;

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changes, by themselves, in any analyst’s recommendation, any financial strength or credit rating or any other recommendation or rating as to the Company or any of its subsidiaries (including, in and of itself, any failure to meet analyst projections) (it being understood that the underlying cause of any such change or failure (if not otherwise falling within one of the other exceptions in this proviso) may be taken into account in determining whether or not there has been a Company Material Adverse Effect);

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the restatement of the Company’s financial statements as described in the Section entitled “Explanatory Note Regarding Restatement,” and other relevant sections, of the Company’s Form 10-K for the fiscal year ended December 31, 2011, together with any legal proceeding, order or investigation arising therefrom or the outcome or settlement thereof;

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the failure, in and of itself, of the Company to meet any expected or projected financial or operating performance target, as well as any change, in and of itself, by the Company in any expected or projected financial or operating performance target as compared with any target (it being understood that the underlying cause of such failure (if not otherwise falling within one of the other exceptions in this proviso) may be taken into account in determining whether or not there has been a Company Material Adverse Effect);

•	any act or omission by Parent or any of its affiliates;

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their affiliates; or

•	any action taken by the Company or any of its subsidiaries at the request or with the consent of Parent or Purchaser;

provided, however, that any effect, state of facts, occurrence, condition, event, development or change referred to in certain of the above exceptions may be taken into account in determining whether or not there has been, or there is reasonably expected to be, a Company Material Adverse Effect to the extent such effect, state of facts, occurrence, condition, event, development or change has a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	ownership and operations of Parent and Purchaser;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9, the Information Statement, and the Proxy Statement;

•	absence of litigation;

•	financial capacity, including the Debt Financing and the Equity Financing;

•	the Limited Guarantee;

•	inapplicability of DGCL Section 203 and ownership of the securities of the Company;

•	absence of certain contracts or commitments with management or directors of the Company or the Company’s stockholders;

•	brokers’ fees; and

•	solvency of Parent, the Surviving Company and their respective subsidiaries.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any other document, instrument or certificate delivered pursuant to or in connection with the Merger Agreement shall survive the (i) earlier of the Acceptance Time and the Effective Time or (ii) subject to certain exceptions, the termination of the Merger Agreement. This limitation does not apply to any covenant or agreement of the parties to the Merger Agreement contained in the Merger Agreement or in any document or instrument delivered pursuant to or in connection with the Merger Agreement by its terms applies in whole or in part after the Acceptance Time or the Effective Time.

Interim Operations

The Merger Agreement provides that, except (i) as set forth in the Company Disclosure Letter, (ii) as expressly contemplated or permitted by the Merger Agreement, (iii) as may be required to comply with applicable law, any order or any written notice from a governmental entity or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), during the period from the date of the Merger Agreement to the earlier of the Effective Time and the date of termination of the Merger Agreement, the Company shall, and shall cause its subsidiaries to conduct its respective business in all material respects in the ordinary course.

In addition, during the same time period, and subject to the same exceptions as set forth above, the Company shall not and shall not permit any of its subsidiaries to take certain actions with respect to the following, subject to the thresholds and exceptions specified in the Merger Agreement:

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(a) adjust, split, combine or reclassify its capital stock or the capital stock of any of its subsidiaries, (b) declare or pay any dividend or make any other distribution in respect of the shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except for any dividend or other distribution by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company), (c) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or (d) except for transactions solely between the Company and its subsidiaries, or between subsidiaries of the Company, issue, deliver, sell, pledge, dispose of, grant, award or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock units, stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries(except for issuances (1) of shares of Company Common Stock upon the exercise or settlement of Company Options, rights under the Company ESPP or pursuant to other equity-based awards in effect on the date hereof, (2) required to be made by virtue of the consummation of the Merger or the Offer, or (3) required to be made pursuant to the Merger Agreement or any other agreement in effect on the date hereof to which the Company is a party, or otherwise permitted by the Merger Agreement);

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sell, transfer, mortgage, encumber, dispose of or otherwise subject to any Lien (other than those permitted under the Merger Agreement) any of its material assets or material properties, by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any material indebtedness or claim (except as expressly permitted by the Merger Agreement);

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make any acquisition, by purchase or other acquisition of stock or other equity interests, by merger, joint venture, consolidation, asset purchase or other business combination, or by contributions to capital, or make any material purchases of any property or assets in or from any other Person other than a wholly owned subsidiary of the Company (except as expressly permitted by the Merger Agreement);

•	enter into, renew, extend, amend or terminate any contract that is or would constitute a “Material Contract”, in each case other than in the ordinary course of business;

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except as required by law, by any contract in effect as of November 1, 2012 or as set forth in the Company Disclosure Letter, (a) amend materially or terminate any employee benefit plan or material employment agreement, or establish, adopt or enter into any employment agreement or any plan, program, policy or arrangement that, if in effect on the date of the Merger Agreement, would be a material “Company Benefit Plan” (as defined in the Merger Agreement) or material “Employment Agreement” (as defined in the Merger Agreement); (b) enter into any collective bargaining agreement or similar material labor agreement with a labor union, works council or other employee representative; or (c) increase the salary or wages, as applicable, bonus or other incentive compensation, or other benefits or compensation of any director, officer or employee of the Company or any of its subsidiaries (except as expressly permitted under Merger Agreement);

•	amend the Company Charter (meaning the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Date) or the bylaws of the Company;

•	incur any indebtedness (except as provided by Merger Agreement);

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change any material method of tax accounting, or take any material position on any material tax return, in each case that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, except in the ordinary course of business;

•	enter into any closing agreement or settle or compromise any material tax liability of the Company or any of its subsidiaries, except in the ordinary course of business;

•	agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of any material amount of taxes , except in the ordinary course of business;

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make any material changes in its accounting methods, practices or policies, except as may be required under GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization;

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waive, settle or compromise any material pending or threatened suit, audit, action or claim, other than waivers, settlements, or compromises that involve only the payment of monetary damages by the Company or any of its subsidiaries;

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fail to maintain and protect, or abandon, allow to lapse, expire or be cancelled any registration or application for registration for material intellectual property owned by the Company, or knowingly disclose to any person not an employee of, or consultant or advisor to, the Company or any of its subsidiaries bound by confidentiality obligations to the Company or such subsidiary, or otherwise knowingly disclose any trade secret, process, or know-how not a matter of public knowledge prior to the date of the Merger Agreement (except as expressly permitted by Merger Agreement);

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communicate with employees of the Company or any of its subsidiaries regarding the future compensation, benefits or other treatment that they will receive following the Merger Closing (except as expressly permitted by Merger Agreement); and

•	agree to or commit to take any of the foregoing actions.

Access to Information

The Company agreed to provide to Parent and any Debt Financing Sources, and to the representatives of Parent and such Debt Financing Sources, during the period from the date of the Merger Agreement to the earlier of the Effective Time and the termination of the Merger Agreement, upon reasonable prior notice and during normal business hours, reasonable access to all of the properties, assets, books and records of the Company and its subsidiaries, subject to certain limitations provided in the Merger Agreement. The Company will also use commercially reasonable efforts to make available to Parent and any Debt Financing Sources certain other documents and material information concerning the Company’s business, properties, and personnel as Parent or such Debt Financing Sources reasonably request, subject to certain limitations provided in the Merger Agreement.

Directors’ and Officers’ Insurance and Indemnification

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of the Company, any of its subsidiaries or any of their respective predecessors (each an “Indemnified Party”). Specifically, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any Indemnified Party as provided in the organizational documents of the Company or any of its subsidiaries, or any indemnification agreement between such Indemnified Party and the Company or any of its subsidiaries, in each case as of November 1, 2012 shall (i) be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, (ii) survive the Merger, (iii) continue in full force and effect in accordance with their terms and (iv) not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

From and after the Effective Time, each of Parent and the Surviving Company shall jointly and severally: (i) indemnify and hold harmless each Indemnified Party against any damages and expenses incurred by an Indemnified Party in connection with any claim (including all interest, assessments and other charges paid or payable in connection with or in respect of such damages and expenses) resulting therefrom; and (ii) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties all expenses incurred by such Indemnified Parties in connection with any claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the Indemnified Parties of all expenses incurred by such Indemnified Parties in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of expenses upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Parties to repay such advanced expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Parties were not entitled to indemnification hereunder with respect to such expenses. Such indemnification and advancement obligations of Parent and the Surviving Company shall extend to acts or omissions occurring at or before the Effective Time and any claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby and any claim relating thereto), whether such claim is asserted or claimed prior to, at or after the Effective Time, and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its subsidiaries prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives. In connection with any determination as to whether the Indemnified Parties are entitled to the foregoing benefits, the burden of proof shall be on Parent and the Surviving Company to establish that an Indemnified Party is not so entitled. None of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Legal Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, and neither Parent nor the Surviving Company shall be liable for any settlement, compromise or consent unless such settlement, compromise or consent is approved in writing in advance by the Surviving Company.

Parent has agreed that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in the organization documents of the Company or any of its subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and continue in full force and effect thereafter without any amendment thereto.

Prior to or at the Effective Time, the Company may obtain prepaid directors’ and officers’ liability and fiduciary liability insurance policies covering each Indemnified Party for acts or omissions occurring at or prior to the Effective Time (including acts or omissions relating to the approval of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement) for the period beginning at the Effective Time and ending six years thereafter and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance. In the event the Company does not obtain such “tail” insurance policies, then, for a period beginning upon the Effective Time and ending six years thereafter, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement provided that (i) Parent may substitute therefor policies of a reputable and financially sound insurance company of at least the same coverage and amounts containing terms and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less advantageous to such directors and officers of the Company than the terms and conditions of the Existing D&O Policies and (ii) neither Parent nor the Surviving Company shall be required to pay an aggregate premium for any such insurance policies in excess of 300% of the annual premium paid by the Company for coverage in its last full fiscal year for such insurance, it being agreed that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Further Actions

Each of the Company, Parent and Purchaser have agreed to cooperate with each other and use their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, and reasonably assist and cooperate with the other parties in doing all things necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the Offer and the Merger and, subject to the Offer conditions and the conditions to the Merger, to consummate the transactions contemplated by the Merger Agreement as soon as practicable. In furtherance of the foregoing, each of Parent and the Company shall use its reasonable best efforts to (i) effect all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, authorizations, orders, approvals, clearances and permits of, or exemptions by, any governmental entity and any other person that are required to be effected or obtained by the Company, Purchaser or Parent, or any of their respective subsidiaries, in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) prosecute all such filings and consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the consents of or filings with any governmental entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective subsidiaries in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement, (v) facilitate obtaining any final orders approving the transactions contemplated by the Merger Agreement consistent with the Merger Agreement or to remove any impediment to the consummation of the transactions contemplated by the Merger Agreement, (vi) defend or contest in good faith any legal proceedings, whether judicial or administrative, brought by a third-party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Offer or the Merger, in the case of each of clauses (i) through (vi), other than with respect to “Antitrust Laws”, which are dealt with by the provisions discussed immediately below.

Each of Parent and the Company shall (i) as promptly as practicable (but in no event later than ten business days after the date of the Merger Agreement, and which occurred on November 9, 2012) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement, (ii) as promptly as practicable make all filings and deliver all notices required under all other Antitrust Laws applicable to the Merger Agreement or the transactions contemplated by the Merger Agreement, (iii) thereafter make all other submissions with respect to the transactions contemplated by the Merger Agreement required under the HSR Act and any other Antitrust Law and supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Antitrust Law and (iv) use reasonable best efforts to take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain any consents required under any other Antitrust Laws as soon as practicable after the date of the Merger Agreement. Any such filings shall be in substantial compliance with the requirements of the HSR Act or any other applicable Antitrust Law.

Parent and the Company shall use reasonable best efforts to secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Law and resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under the Federal Trade Commission Act or any other applicable law raised by any governmental entity, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any order that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement, including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental entity or with any other Person; (B) selling, divesting or otherwise conveying or holding separate or otherwise taking any other action that limits Parent’s and its subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or categories of assets or businesses of Parent and its subsidiaries; (C) agreeing to sell, divest or otherwise convey or hold separate or to take any other action that limits Parent’s or its subsidiaries’ freedom of action with respect to, or their ability to retain, any particular assets or categories of assets or businesses of the Company and its subsidiaries contemporaneously with or subsequent to the Acceptance Time or the Effective Time; (D) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective subsidiaries; (E) terminating any venture or other arrangement; (F) creating any relationship, contractual right or obligation of the Company or Parent or their respective subsidiaries; or (G) effectuating any other change or restructuring of the Company or Parent or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Order by, or filing appropriate applications with, the DOJ, the FTC or any other governmental entity in connection with any of the foregoing and, in the case of actions by or with respect to the Company or its subsidiaries or its or their businesses or assets, by consenting to such action by the Company) (each a “Divestiture Action”) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any governmental entity), in the case of both (i) and (ii) in order to avoid entry of, or to have vacated, lifted, reversed or overturned, any Order that would prevent the Offer Closing or the Merger Closing prior to the End Date. All such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to the Merger Agreement shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred. Parent and the Company shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any governmental entity with respect to the transactions contemplated under the Merger Agreement. The Company, Parent and Purchaser and any of their respective affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC as necessary. Nothing in the Merger Agreement requires any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Offer Closing or the Merger Closing.

Notwithstanding the foregoing or any other provision of the Merger Agreement, nothing contained in the Merger Agreement requires or obligates Parent, Purchaser or any of their affiliates to, and the Company shall not, without the prior written consent of Parent, agree or otherwise be required to, commit to, execute or consummate a Divestiture Action if such Divestiture Action would have a material adverse effect on the business, assets, results of operations, financial condition or prospects of (i) the Company and its subsidiaries, taken as a whole or (ii) Parent, RHI, the Company and their respective subsidiaries, taken as a whole.

Publicity

Unless and until a Change of Recommendation (as defined below) has occurred, Parent, Purchaser and the Company shall consult with each other before issuing any press release with respect to the Offer, the Merger or the Merger Agreement and subject to certain exceptions shall not issue any such press release or make any public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Employee Matters

Parent shall, or shall cause the Surviving Company and its subsidiaries to (i) give those employees who are, as of the Acceleration Time, employed by the Company and its subsidiaries (the “Continuing Employees”) full credit for all purposes, including eligibility, and vesting under any employee benefit plans or arrangements maintained by Parent, the Surviving Company or any subsidiary of Parent or the Surviving Company (the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its subsidiaries to the same extent recognized by the Company and its subsidiaries, provided that no such service shall be recognized to the extent such recognition would result in the duplication of benefits, or such service would not otherwise be recognized by Parent or any subsidiary of Parent with respect to its own similarly situated employees, (ii) waive, or cause to be waived, all limitations as to preexisting conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan in which such employees may be eligible to participate after the Acceleration Time and (iii) provide credit under any such welfare plan for any co-payments, deductibles and similar expenditures for the remainder of the coverage period during which any transfer of coverage occurs.

From the Acceleration Time until the first anniversary of the Acceleration Time, Parent shall, or shall cause the Surviving Company and its subsidiaries to, provide to each Continuing Employee, compensation and benefit arrangements (excluding equity-based compensation and defined benefit pension benefits) that are comparable in the aggregate to the compensation and benefit arrangements to which such Continuing Employee was entitled immediately prior to the Acceleration Time. Parent shall, or shall cause the Surviving Company and its subsidiaries to, honor until all obligations thereunder have been satisfied, each plan, agreement or arrangement in effect as of the Merger Closing Date providing for severance, change in control, retention, termination pay or other similar benefits.

Financing

Each of Parent and Purchaser shall use, and shall cause its subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate definitive agreements with respect thereto on the terms and subject only to the conditions contemplated by the Financing Commitments or on other terms no less favorable in the aggregate to Parent and Purchaser and (iii) satisfy on a timely basis all conditions applicable to Parent and Purchaser to obtaining the Financing set forth in the Financing Commitments and the definitive agreements relating to the Financing. If all conditions to the Financing Commitments have been satisfied, Parent and Purchaser shall take all actions reasonably within their control to cause the Lenders and the persons providing the Equity Financing to fund on Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger). Parent shall not, and shall not permit Purchaser to, take any action not otherwise required or expressly permitted under the Merger Agreement that is a material breach of, or would result in termination of, any of the Financing Commitments. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange to obtain Alternative Financing in an amount sufficient to consummate the transactions contemplated by the Merger Agreement in accordance with the Merger Agreement relating to circumstances in which the Debt Financing becomes unavailable.

Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing, and shall provide the Company prompt notice of the occurrence of certain adverse events with respect to the Financing Commitments.

Parent shall have the right, at its option, to amend, supplement, or modify the Financing Commitments; provided, however, that it shall not agree to or permit any amendments, supplements, or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the definitive agreements relating to the Financing without the prior written consent of the Company if such amendments, supplements, modifications or waivers would (i) with respect to the Financing Commitments, reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing unless such amounts may be paid at the initial funding of such Debt Financing by making drawings under any revolving credit facility thereunder if required to have sufficient funding) unless the Equity Financing is increased by a corresponding amount, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Commitments that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or (iii) otherwise be reasonably likely to (x) prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (y) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Financing Commitments or the definitive agreements relating to the Financing. Parent shall further have the right, at its option, to replace a portion of the Debt Financing up to the amount of the second-lien portion thereof stated in the Debt Financing Commitment on the date of the Merger Agreement, by obtaining Alternative Financing from the Lenders or, as the case may be, alternative sources, so long as such Alternative Financing would not (i) with respect to the Financing Commitments, reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing unless such amounts may be paid at the initial funding of such Debt Financing by making drawings under any revolving credit facility thereunder if required to have sufficient funding) unless the Equity Financing is increased by a corresponding amount, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Commitments that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or (iii) otherwise would be reasonably likely to (x) prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (y) adversely impact the ability of Parent or Purchaser to enforce its material rights against the other parties to the Financing Commitments or the definitive agreements relating to the Financing. The Debt Financing pursuant to the Debt Financing Commitment (as amended, supplemented or modified as permitted by the Merger Agreement provision relating to such changes) together with commitments obtained in compliance with the immediately preceding sentence or the Merger Agreement provision relating to circumstances in which the Debt Financing becomes unavailable are collectively referred to as the “Debt Financing” and such commitments are collectively referred to as the “Debt Commitments.” Parent shall promptly deliver to the Company true and complete copies of any such amendment, modification, supplement or waiver or documents relating to such Alternative Financing (with only the fee amounts and certain other provisions redacted, which redacted provisions do not relate to the aggregate amount of or conditionality of, or contain any conditions precedent to, the Financing).

If any portion of the Debt Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes or would reasonably be expected to make any portion of the Debt Financing unavailable, and such portion is required to fund the aggregate Offer Price, Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent pursuant to the Merger Agreement, Parent shall use its reasonable best efforts to arrange and obtain, and negotiate and enter into definitive agreements with respect to, Alternative Financing from the Lenders or, as the case may be, alternative financial institutions in an amount sufficient (together with Equity Financing and cash available to the Company) to consummate the transactions contemplated by the Merger Agreement upon terms and conditions no less favorable, taken as a whole, to Parent and, with respect to the amounts available under, and the conditionality of, such Alternative Financing, the Company, than the terms and conditions set forth in the Debt Financing Commitment, as applicable, as promptly as reasonably practicable following the occurrence of such event (and, in any event, no later than the expiration of the Marketing Period). Parent and Purchaser shall keep the Company informed on a timely basis in reasonable detail of the status of any such alternative financing and any material developments relating to the Financing.

If any condition or other provision of the Debt Financing Commitment is amended, modified or waived or if Alternative Financing is obtained for any portion of the Debt Financing, in each case, in accordance with the Merger Agreement, then each of Parent and the Company shall comply with its covenants set forth herein with respect to the Debt Financing Commitment, as so amended, modified or waived and with respect to such Alternative Financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Debt Financing, as the case may be.

Prior to the Merger Closing, the Company shall use its reasonable best efforts, and shall cause each of its subsidiaries to use its reasonable best efforts, and shall use its reasonable best efforts to cause the respective representatives of the Company and its subsidiaries to use their reasonable best efforts, in each case at Parent’s sole expense, to provide such customary cooperation to Parent and Purchaser as may be reasonably required or requested in connection with the Debt Financing, including (i) participation (including by way of causing management, officers and advisors to so participate) in a reasonable number of meetings, due diligence sessions, “roadshows”, drafting sessions, lender presentations and sessions with rating agencies and prospective lenders, reasonably necessary for any Financing, (ii) cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral in connection with the Debt Financing and using reasonable best efforts to obtain such consents, approvals and authorizations which shall be reasonably requested by Parent to permit pledging of collateral or otherwise in connection with the Debt Financing, as well as facilitating the receipt of documentation that will evidence the repayment of existing material indebtedness of the Company and its subsidiaries and releases of any Liens securing existing indebtedness of the Company and its subsidiaries, in each case upon the repayment of such indebtedness substantially concurrently with the initial funding of the Debt Financing (including (A) providing a payoff letter relating to the Company’s existing credit agreement and (B) procuring that all of the Company’s existing 8% senior notes due 2014 (the “Notes”) issued pursuant to that certain Indenture dated as of December 10, 2009, by and among the Company, certain guarantors party thereto and U.S. Bank, National Association, as trustee (as amended, supplemented or otherwise modified, the “Notes Indenture”) shall be satisfied and discharged upon the deposit of funds with the trustee as provided in the Notes Indenture substantially concurrently with the initial funding of the Debt Financing), (iii) cooperating with the marketing efforts for the Debt Financing and using reasonable best efforts to ensure that the Debt Financing benefits from the existing lending relationships of the Company and its subsidiaries, (iv) assistance with negotiating, entering into, executing and delivering any credit agreements, intercreditor agreements, guarantee agreements, pledge and security documents, indentures, other definitive financing documents or other requested certificates or documents, including corporate and similar resolutions, closing, officer and secretary certificates; provided, however, that the Company Board is not required to pass any resolutions pursuant to this clause (iv), (v) using reasonable best efforts to assist in obtaining such legal opinions and comfort letters and consents from accountants for the use of their reports and materials as reasonably requested by Parent, (vi) providing any information as may be required under “know your customer” and anti-money-laundering rules and regulations, (vii) furnishing Parent and Purchaser and their Debt Financing Sources (x) within 40 days after the end of any fiscal quarter ending after the date hereof that is not a fiscal year end, with the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100, (y) within 60 days after the end of any fiscal year ending after the date hereof with the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows and (z) such other pertinent financial and other information as Parent shall reasonably request in order to consummate the Debt Financing, including, in the case of an offering of notes or other securities, all Company information, financial statements and financial data of the type required in registration statements with respect to non-convertible debt securities on Form S-1 pursuant to Regulation S-X and Regulation S-K under the Securities Act (subject to exceptions customary for private placements pursuant to Rule 144A promulgated under the Securities Act) and of a type and form customarily included in an offering memorandum with respect to a private placement pursuant to Rule 144A under the Securities Act for financings similar to the Debt Financing, and, in the case of loans, information and documents relating to the Company and its subsidiaries customary for use in information documents with respect to the placement, arrangement or syndication of loans of the type contemplated by the Debt Financing Commitment, including customary authorization letters to the Debt Financing Sources authorizing the distribution of information pertaining to the Company and its subsidiaries to prospective lenders (in no event shall the Required Financial Information (as defined below) be deemed to include or shall the Company otherwise be required to provide (A) pro forma financial statements or pro forma adjustments, (B) any description of all or any component of the Financing, including any such description to be include in liquidity and capital resources disclosure or any “description of notes’, (C) risk factors relating to all or any component of the Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3.09, Rule 3.10 or Rule 3.16 of Regulation S-X or (E) Compensation Disclosure and Analysis required by Regulation S-K Item 402(b)) (information required to be delivered being referred to as the “Required Financial Information”), and (viii) providing such reasonable cooperation as may be requested by Parent to facilitate the preparation of pro forma financial statements by Parent (it being understood that the Company shall not be required to provide any financial statements or other data other than previously prepared historical financial information of the Company and its subsidiaries); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, neither the Company nor any of its subsidiaries shall (i) be required to pay any commitment or other similar fee in connection with the Debt Financing, (ii) have (until the Merger Closing but only if the Merger occurs) any liability or obligation under any loan agreement or certifications or any related document or any other agreement or document related to the Financing, (iii) be required to incur (until the Merger Closing but only if the Merger Closing occurs) any other liability (other than out-of pocket and other immaterial expenses in connection with cooperation with the Parent and the Purchaser contemplated by the Merger Agreement provision relating to financing, it being understood that all such out-of-pocket and other expenses shall be subject to reimbursement by Parent in accordance with the following sentence) in connection with the Financing or (iv) except only as will be effective at the earlier of the Offer Closing and the Merger Closing, take any corporate action approving, or executing any document or agreement relating to, the Debt Financing. If the Merger Agreement is terminated in accordance with the termination provision of the Merger Agreement, Parent shall, reasonably promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Company or its subsidiaries in connection with such cooperation provided by the Company, its subsidiaries or their respective Representatives pursuant to the terms of the Merger Agreement, or in connection with compliance with its obligations under the Merger Agreement, and Parent shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than arising from information provided by the Company or its subsidiaries), except in the event such damages arose out of or result from the bad faith, gross negligence or willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.

Parent and Purchaser acknowledge and agree that none of the receipt of the Financing or any Alternative Financing, or the completion of any issuance of securities contemplated by the Financing is a condition of the Merger Closing.

Litigation

With respect any to lawsuits or other legal proceedings brought against the Company or the members of the Company Board, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Offer, the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement, the Company must promptly notify Parent thereof and keep Parent reasonably informed with respect to the status thereof. The Company will give Parent the opportunity to participate in the defense or settlement of any such lawsuit or other legal proceeding, and shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement over any such lawsuit or legal proceedings without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

In the event that any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Offer, the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement is brought, against Parent, Purchaser or their affiliates by or on behalf of any Equity Financing sources or other direct or indirect provider of equity financing to Parent, Purchaser or their affiliates prior to the Effective Time, Parent must promptly notify the Company thereof and shall keep the Company reasonably informed with respect to the status thereof. Parent will give the Company the opportunity to participate in the defense or settlement of any such lawsuit or other legal proceeding, and Parent shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement over any such lawsuit or legal proceedings without the Company’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

Solicitation

The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately cease any solicitation, discussion or negotiation with any person regarding an Acquisition Proposal that existed prior to the date of the Merger Agreement.

An “Acquisition Proposal” is defined to mean any inquiry, offer or proposal relating to any transaction or series of related transactions involving: (a) any acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act) of 20% or greater of the outstanding capital stock of the Company; (b) any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or greater of the outstanding capital stock of the Company; (c) any sale, exchange, transfer, joint venture, license or other disposition of 20% or greater (based on the fair market value thereof) of the assets (including through the acquisition of subsidiaries owning such assets) of the Company and all of its subsidiaries, taken as a whole; or (d) any merger, consolidation, business combination, equity purchase or similar transaction involving the Company or any of its subsidiaries that would result in the effect of (a), (b) or (c) (excluding the transactions contemplated by the Merger Agreement).

In addition, except as expressly permitted in the Merger Agreement, the Company shall not, and shall not cause or knowingly permit any of its subsidiaries or any of its or its subsidiaries’ respective representatives to:

(i)	initiate, solicit or knowingly encourage the making of an Acquisition Proposal;

(ii)	engage in any negotiations or discussions concerning, or furnish to any person any non-public information relating to the Company or any of its subsidiaries to, or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries, to any person in connection with or for the purpose of facilitating or encouraging an Acquisition Proposal; or

(iii)	approve or enter into any agreement, agreement in principle, term sheet, letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other agreement with respect to an Acquisition Proposal (any such documentation, “Acquisition Proposal Documentation”).

Notwithstanding the foregoing or any other provision of Merger Agreement to the contrary, if at any time after November 1, 2012 and prior to the earlier to occur of the Acceptance Time and the time Company Stockholder Vote is obtained, the Company or any of its Representatives receives a written Acquisition Proposal, which Acquisition Proposal did not result from any breach of the Company’s obligations in the Merger Agreement, (A) the Company Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) the Company Board or any committee thereof determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable law, then the Company and its representatives may (x) enter into an Acceptable Confidentiality Agreement with the person or group of persons making the Acquisition Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Acquisition Proposal; provided that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its representatives, and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

For purposes of the Merger Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal which is not solicited or received in violation of the Merger Agreement, the terms of which the Company Board or any committee thereof determines in good faith (after consultation with its outside legal counsel and financial advisor and after taking into consideration, among other things, all of the material terms and conditions, and all material legal, financial, financing, regulatory and other aspects, of such Acquisition Proposal and the Merger Agreement) is reasonably likely to be consummated (including, in the case of a cash transaction (whether in whole or in part), that the cash to be used in the transaction is fully committed or is reasonably likely to be available at the closing of the transaction) on the terms proposed and is more favorable to the holders of Company common stock (solely in their capacity as such) than the transactions contemplated by Merger Agreement (taking into account any proposal by Parent to amend the terms of the Merger Agreement); provided that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be deemed to be “51%”

The Company must promptly (and, in any event, within 24 hours) notify Parent in the event that the Company or any of its subsidiaries or its or their representatives receives an Acquisition Proposal, which notice shall include a copy of such Acquisition Proposal and the identity of the person or group of persons making such Acquisition Proposal, and the Company shall keep Parent reasonably informed on a reasonably current basis of any substantive developments, discussions or negotiations with respect to any such Acquisition Proposal (including any material changes, modifications or amendments to the terms of such Acquisition Proposal). The Company shall not, and shall cause its subsidiaries not to, enter into any confidentiality or similar agreement with any person that prohibits the Company from providing to Parent any of the information required to be provided to Parent under the Merger Agreement within the time periods contemplated in the Merger Agreement.

Nothing contained in the Merger Agreement prevents the Company and the Company Board from (i) taking and disclosing any position or disclosing any information required to be disclosed under applicable law or in compliance with or otherwise complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal, or (ii) making any disclosure to the shareholders of the Company that is required by applicable law, provided, however, that the Company shall not make a Change of Recommendation except in accordance with the Merger Agreement.

Board Recommendation

As described above, and subject to the provisions described below, the Company Board has recommended that the Company stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement. Except as permitted in the Merger Agreement, neither the Company Board nor any committee thereof shall (i) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, (B) withhold or withdraw (or modify or qualify in a manner adverse to Parent or Purchaser) or publicly propose to withhold or withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Recommendation, (C) fail to include the Company Recommendation in the Schedule 14D-9 or, if applicable, the Proxy Statement, or (D) fail to publicly affirm the Company Recommendation in writing within the time periods provided in the Merger Agreement; or (E) publicly recommend in favor of any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a solicitation or recommendation statement on Schedule 14D-9 filed with respect to any such Acquisition Proposal (any action described in this clause (i) being referred to as a “Change of Recommendation”, it being understood that a “stop, look and listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not constitute a Change of Recommendation) or (ii) execute (or allow the Company or any of its subsidiaries to execute) any Acquisition Proposal Documentation (other than an Acceptable Confidentiality Agreement pursuant to the Merger Agreement).

Permitted Change of Recommendation or Termination for Superior Proposal

Notwithstanding the foregoing or anything else in the Merger Agreement to the contrary, prior to the earlier to occur of the Acceptance Time and the time the Company Stockholder Vote is obtained, (1) other than in respect of an Acquisition Proposal, if the Company Board or any committee thereof determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Company common stock under applicable law, the Company Board may effect a Change of Recommendation, and the Company shall provide Parent with three business days notice prior to making such a determination, including the basis therefor (and, if three business days notice is not reasonably practicable, then as much notice as is reasonably practicable), or (2) if the Company receives an Acquisition Proposal that the Company Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, and the Company Board or any committee thereof determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Company common stock under applicable law, the Company may (x) make a Change of Recommendation or (y) solely in the case of the foregoing clause (2), execute Acquisition Proposal Documentation with respect to such Superior Proposal if, in case of this clause (y) only, the Company concurrently terminates the Merger Agreement pursuant to the terms hereof; provided, however, that the Company Board or any committee thereof shall not, and shall cause the Company not to, (A) effect a Change of Recommendation pursuant to this clause (2) or (B) execute Acquisition Proposal Documentation with respect to such Superior Proposal unless:

(i)	the Company has given Parent at least three business days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Superior Proposal and attach the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated);

(ii)	the Company has negotiated and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of the Merger Agreement, which revisions shall be evidenced by an offer to amend the Merger Agreement that would upon the Company’s acceptance, be binding on the Company, Parent and Purchaser and, if applicable, binding revisions to the Financing Commitments and the Limited Guarantee, such that such Superior Proposal would no longer constitute a Superior Proposal;

(iii)	following the end of such notice period, the Company Board or any committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect; and

(iv)	in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and the notice period shall have recommenced, except that the notice period shall be at least two business days (rather than three business days).

Any purported termination of the Merger Agreement pursuant to the forgoing provisions shall be void and of no force or effect, unless the Company pays Parent the Company Termination Fee simultaneously with such termination in accordance with the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time (except as otherwise provided in the Merger Agreement), as follows:

A.	by mutual written consent of Parent and the Company;

B.	by either Parent or the Company if:

1.	any governmental entity of competent jurisdiction shall have issued a final nonappealable Order or enacted a law that prohibits, prevents or makes illegal the consummation of the Merger or the Offer; except that such right to terminate is not available to any party that has failed to comply with its obligations under the Merger Agreement related to further actions as described above in “The Merger Agreement; Other Agreements — Further Actions;”

2.	the Effective Time shall not have occurred on or before the End Date, except that such right to terminate is not available to any party if (x) the Acceptance Time shall have occurred prior to the End Date or (y) such party’s failure to fulfill any obligation under the Merger Agreement primarily caused, or resulted in, the failure of the Effective Time to occur on or before the End Date; or

3.	if the Offer Termination shall have occurred and the Company Stockholder Vote is not obtained at the Company Stockholder Meeting or any postponement or adjournment thereof (if the Company Stockholder Vote is required by applicable law to consummate the Merger);

C.	by the Company if:

1.	there shall have been (i) a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement or (ii) a breach or inaccuracy of any representation or warranty of Parent and Purchaser set forth in the Merger Agreement, that would, in either case, (A) have or would reasonably be expected to have a Parent Material Adverse Effect or (B) if the Offer Termination shall have occurred, result in any conditions set forth in the Merger Agreement relating to conditions the accuracy of Parent’s and Purchaser’s representations and warranties and performance by each of Parent and Purchaser of its obligations under the Merger Agreement not being satisfied, and, in the case of both clauses (i) and (ii), such breach is not curable, or, if curable, (x) is not commenced to be cured within five business days after Parent’s receipt of written notice thereof from the Company (together with the use of reasonably diligent efforts to cure following such commencement) and (y) is not actually cured by Parent or Purchaser, as applicable, prior to the End Date; provided, however, that the Company shall not have the right to terminate the Merger Agreement pursuant to this provision if it is then in breach of certain of its representations, warranties, covenants or agreements under the Merger Agreement that would cause the failure of a closing condition or if the Acceptance Time shall have occurred;

2.	prior to obtaining the Company Stockholder Vote (if required by applicable Law to consummate the Merger) (i) the Company Board has determined and authorized the Company to enter into any Acquisition Proposal Documentation with respect to a Superior Proposal to the extent permitted by the Merger Agreement and (ii) concurrently with the Company’s termination, (A) the Company enters into the Acquisition Proposal Documentation with respect to a Superior Proposal and (B) the Company pays the Company Termination Fee to Parent in accordance with the Merger Agreement; provided, however, that the Company shall not have the right to terminate the Merger Agreement pursuant to this provision if the Acceptance Time shall have occurred;

3.	(i) (x) all the Offer conditions shall have been satisfied or waived and the Debt Financing shall have been received by Parent (either directly or through its subsidiaries) or the lenders party to the Debt Financing Commitment (or Alternative Financing Commitment) have definitively and irrevocably confirmed to Parent and Purchaser that the Debt Financing (or Alternative Financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or Alternative Financing Commitment) and, in each case, as of the Offer Expiration Date and (y) Parent shall have failed to effect the Offer Closing promptly in accordance with the provisions of the Merger Agreement or (ii) on and after January 29, 2013, if (w) the Company has performed and complied in all material respects with its obligations under the Merger Agreement, (x) all of the Offer conditions (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the then-scheduled expiration of the Offer (disregarding certain extensions of the Offer that may be effected pursuant to the Merger Agreement), (y) the Marketing Period shall have ended and (z) Parent shall have failed to effect the Offer Closing after the later to occur of the events described in clauses of (x) and (y) of this subclause (ii) in accordance with the Merger Agreement; or

4.	on and after January 29, 2013, (i) if the Offer Termination shall have occurred, (ii) the Marketing Period shall have ended and the conditions to Parent’s and Purchaser’s obligations to consummate the Merger shall have been satisfied (other than those conditions that, by their terms, are to be satisfied at the Merger Closing, provided such conditions are then capable of being satisfied), (iii) the Company has performed and complied in all material respects with its obligations under the financing covenants of the Merger Agreement as described above in “The Merger Agreement; Other Agreements — Financing” and the Company has confirmed by notice to Parent after the end of the Marketing Period that all conditions to the Company’s obligations to consummate the Merger have been satisfied (other than those conditions that, by their terms, are to be satisfied at the Merger Closing, provided such conditions are then capable of being satisfied) or that it is willing to waive any such conditions that remain unsatisfied and (iv) the Merger shall not have been consummated following the date the Merger Closing should have occurred pursuant to the Merger Agreement within three business days following delivery of such notice; provided, however that notwithstanding anything to the contrary in the Merger Agreement as described under subparagraph B.2. of this Termination section, no Party shall be permitted to terminate the Merger Agreement pursuant to the provisions of subparagraph B.2. described above during such three business day period.

D.	by Parent if:

1.

there shall have been (i) a breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement or (ii) a breach or inaccuracy of any representation or warranty of the Company set forth in the Merger Agreement that would, in either case, (A) unless the Offer Termination has occurred, result in certain specified conditions of the Offer not being satisfied or (B) if the Offer Termination has occurred, result in the failure of the conditions related to the accuracy of the Company’s representations and warranties, the performance by the Company of its obligations, and the absence of a Company Material Adverse Effect, each as set forth in the Merger Agreement, and in the case of both clauses (i) and (ii) , such breach is not curable, or, if curable, (x) is not commenced to be cured by the Company within five business days after the Company’s receipt of written notice thereof from Parent (together with the use of reasonably diligent efforts to cure following such commencement) and (y) is not actually cured by the Company prior to the 18th business day prior to the End Date; provided, however, that such right to terminate is not available to Parent if Parent or Purchaser is then in material breach of certain of its representations, warranties, covenants or agreements under the Merger Agreement that would cause the failure of a closing condition or if the Acceptance Time shall have occurred; or

2.	the Company Board shall have effected a Change of Recommendation; provided, however, that Parent shall not have the right to terminate the Merger Agreement pursuant to this provision if the Acceptance Time shall have occurred.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect, and none of Parent, Purchaser, the Company or any of their respective subsidiaries or any of the representatives of any of them shall have any liability of any nature whatsoever under the Merger Agreement or in connection with the transactions contemplated thereby except that no such termination shall (i) relieve any party thereto of any liability for damages to another party resulting from fraud or (ii) the Limited Guarantee, the expense reimbursement and certain indemnification provision, the provisions of Merger Agreement relating to confidentiality and the Confidentiality Agreement, termination fee provisions and the miscellaneous provisions in Article XI of the Merger Agreement shall survive any termination of the Merger Agreement.

Termination Fees

The Merger Agreement provides that the Company will pay Parent a termination fee of $32,000,000 (the “Company Termination Fee”) upon termination of the Merger Agreement under specified circumstances, including (i) a termination by Parent in response to or following a Change of Recommendation (as described in more detail in subparagraph D.2. under “— Termination” above), (ii) a termination by the Company to enter into an Acquisition Proposal Documentation with respect to Superior Proposal (as described in more detail in subparagraph C.2. under “— Termination” above), (iii) upon termination by either Parent or Company if the Effective Time does not occur prior to the End Date (as described in more detail in subparagraph B.2. under “—Termination” above) under circumstances in which Parent would be entitled to terminate the Merger Agreement as provided in the foregoing clause (i) or (iv) under certain other circumstances where after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a third party shall have publicly made an Acquisition Proposal or the making of an Acquisition Proposal becomes publicly known and within nine months after the termination, the Company enters into a definitive agreement with such third-party with respect to an Acquisition Proposal.

In addition, without limiting the payment of the Company Termination Fee, in the event the Merger Agreement is terminated (A) in a manner that requires or could require the payment of a Company Termination Fee or (B) pursuant to certain termination provisions of the Merger Agreement, then the Company will promptly (and in any event within two business days) following receipt of an invoice therefor, pay up to $8,000,000 of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates in connection with the transactions contemplated by the Merger Agreement (including the Financing) on or prior to the termination of the Merger Agreement.

The Merger Agreement also provides that Parent will pay to the Company an amount equal to $85,000,000 (the “Parent Termination Fee”) if the Company terminates the Merger Agreement under the following circumstances: (i) due to a breach, inaccuracy or failure to perform by Parent or Purchaser under the Merger Agreement (as described in more detail in subparagraph C.1. under “— Termination” above) that is the principal cause of the Offer Closing or the Merger not occurring, (ii) following the failure of Parent to effect the Offer Closing promptly as required under the Merger Agreement in certain circumstances (as described in more detail in subparagraph C.3. “— Termination” above), (iii) following the failure of Parent to consummate the Merger promptly as required under the Merger Agreement in certain circumstances (as described in more detail in subparagraph C.4. under “— Termination” above) or (iv) upon termination if the Effective Time does not occur prior to the End Date (as described in more detail in the subparagraph B.2. under “— Termination” above) under circumstances in which the Company would be entitled to terminate the Merger Agreement as provided in the foregoing clauses (i), (ii) or (iii).

Availability of Specific Performance

Pursuant to the Merger Agreement and subject to certain conditions set forth in the following paragraph, the parties agreed that the parties shall be entitled to injunctions, specific performance or any other appropriate form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof.

However, the parties explicitly agreed that the Company is not entitled to obtain an injunction, specific performance or other equitable relief to cause Parent or Purchaser to cause the Equity Financing to be funded unless:

•

(x) with respect to any funding of the Equity Financing to occur at the Offer Closing, all Offer conditions would have been satisfied as of the expiration of the Offer and (y) with respect to any funding of the Equity Financing to occur at the Merger Closing, all the applicable conditions of Parent and Purchaser to consummate the Merger as set forth in the Merger Agreement would have been satisfied if the Merger Closing were to have occurred at such time;

•

the Debt Financing (or alternative financing) has been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Offer Closing or the Merger Closing, as applicable; and

•

with respect to any funding of the Equity Financing to occur at the Merger Closing, the Company has irrevocably confirmed to Parent in a writing that if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the Merger Closing to occur.

In the event the Parent Termination Fee is payable to the Company, the right of such payment will generally be the sole and exclusive remedy of the Company in connection with the Merger Agreement. In the event the Company Termination Fee is payable to Parent, or the Parent Expenses are payable to Parent, the right of payment of the Company Termination Fee or the Parent Expenses, as the case may be, will generally be the sole and exclusive remedy of Parent and Purchaser in connection with the Merger Agreement.

Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense.

Limited Guarantee

On November 1, 2012, in connection with the entry into the Merger Agreement, NMP executed and delivered to the Company the Limited Guarantee. Pursuant to the Limited Guarantee, NMP (i) guaranteed the due and punctual payment by Parent of the Parent Termination Fee pursuant to Section 10.3(b) of the Merger Agreement and any monetary obligations of Parent or Purchaser pursuant to Section 10.2 and Section 10.3(d) of the Merger Agreement (collectively, the “Guaranteed Obligation”) and (ii) agreed to use its reasonable best efforts to cause each of RP LLC, RedPrairie and each of their respective subsidiaries, which includes Parent and Purchaser, subsidiaries of RP LLC, to take all actions that are applicable to such entities under the Debt Financing Commitment that Parent has obtained in connection with the transactions contemplated by the Merger Agreement to obtain the Debt Financing in accordance with the terms of the Debt Financing Commitment, in each case subject to the terms and conditions of the Limited Guarantee. Under the terms of the Limited Guarantee, NMP’s maximum aggregate liability will not exceed an amount equal to the amount of the Guaranteed Obligation (which we refer to as the “Cap”).

The Limited Guarantee and NMP’s obligations pursuant thereto will terminate immediately upon the earlier of (i) the earlier of the Offer Closing and the Merger Closing, (ii) the termination of the Merger Agreement in accordance with its terms in circumstances that do not give rise to a right of the Company to receive payment of the Parent Termination Fee from Parent pursuant to Section 10.3(b) of the Merger Agreement; provided that, in the case of a termination described in this clause (ii), the Limited Guarantee will not so terminate as to any claim for which notice, setting forth in reasonable detail the basis for such claim has been given to NMP (which notice shall be deemed given upon notice to Parent and Purchaser pursuant to the Merger Agreement) prior to such termination until final resolution of such claim and satisfaction by NMP of any obligations finally determined or agreed to be owed by NMP, consistent with the terms of the Limited Guarantee, and (iii) the payment by NMP, Parent and/or Purchaser to the Company, following termination of the Merger Agreement in accordance with its terms, of the full amount of the Guaranteed Obligation.

This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Confidentiality Agreement

On September 4, 2012, RHI, NMC and the Company entered into an Amended and Restated Mutual Nondisclosure Agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each party has agreed, among other things, to keep non-public information furnished to them or to their representatives by or on behalf of the other party confidential and to use such information solely for purposes of evaluating a possible transaction (subject to certain exceptions) until two years after the date of the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, each party has agreed that it will only disclose such confidential information to its representatives for the purpose of helping Parent to evaluate a possible transaction or as it (or its representatives) may be requested or required in legal proceedings, by subpoena, civil investigative demand or other similar process (subject to certain conditions and exceptions). Under the Confidentiality Agreement, RHI also agreed, among other things, to certain “standstill” provisions which prohibit RHI (and certain affiliates and representatives of RHI) from taking certain actions involving or with respect to the Company, unless invited to do so by the Company or its representatives, for a period ending on the earlier of (x) one year from the date of the Confidentiality Agreement, (y) the date a public announcement is made of the entry by the Company into a binding definitive agreement with any third party to purchase, tender or exchange offer, merger or other business combination that, if consummated, would result in a third party owning at least a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company and its subsidiaries (taken as a whole) or (z) the date of commencement by a third party of a tender or exchange offer for at least a majority of the outstanding voting securities of the Company. Under the Confidentiality Agreement, each party has agreed that, for a period of one year from the date of the Confidentiality Agreement and subject to certain limited exceptions, it will not solicit the employment or consulting services of any of the officers of the other party with whom it has had contact in connection with its evaluation of the transactions, so long as they are employed by the other party for a period of one year after the date of the Confidentiality Agreement.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable (and in any event not later than two business days) following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

The Company Board has by unanimous vote approved the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, including through the exercise of the Top-Up Option, if applicable, the Merger may be consummated without a stockholders’ meeting and without a vote of the Company’s stockholders. In the event that the Minimum Condition is not met, and in certain other circumstances resulting in the termination of the Offer, the parties intend to complete the Merger without the prior completion of the Offer, after receipt of the Company Stockholder Vote and the satisfaction or waiver of the conditions to each party’s obligations to complete the Merger as described in section 11, entitled “The Merger Agreement; Other Agreements.”

Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. The Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

To the best knowledge of Purchaser and Parent, except for certain agreements described in the Schedule 14D-9 between the Company and its executive officers and directors and as described in the following sentence, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, Holdco, RHI, NMP, NMC, or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. Although a new employment agreement has not been entered into as of the date of this Offer to Purchase, Parent and Purchaser expect that Mr. Hamish Brewer, the current President and CEO of the Company, will serve as the President and CEO of the Surviving Company and RHI after the consummation of the Merger.

It is possible that certain members of the Company’s current management team will enter into new employment arrangements with the Company after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior thereto shall be amended so as to read in its entirety as provided for in the Merger Agreement and, as so amended, shall be the certificate of incorporation of the Surviving Company and the bylaws of the Company as in effect immediately prior thereto shall be amended so as to read in their entirety as provided for in the Merger Agreement and, as so amended, shall be bylaws of the Surviving Company. Pursuant to the terms of the Merger Agreement, Parent, Purchaser and the Company have agreed to take all requisite action so that the managers of Purchaser immediately prior to the Effective Time or such other individual designated by Parent as of the Effective Time shall be the directors of the Surviving Company effective as of, and immediately following, the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — the Company’s Board of Directors.”

Except as set forth in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 400, the market value of publicly held Shares is less than $5 million, there are fewer than two active and registered market makers in the Shares, the Company has stockholders’ equity of less than $10 million, or the bid price for the Shares is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 300, (iii) the market value of publicly held Shares is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares, (v) the bid price for the Shares is less than $1 or (vi)(A) the Company has stockholders’ equity of less than $2.5 million, (B) the market value of the Company’s listed securities is less than $35 million and (C) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of the Company, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to the Company, as of October 26, 2012, 44,478,316 Shares on a Fully-Diluted Basis were outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for the Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare or pay any dividend or make any other distribution in respect of any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of capital stock of the Company (except for dividends or distributions by wholly owned subsidiaries to the Company or another wholly owned subsidiary of the Company).

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required, and Parent will not be required to cause Purchaser to, accept for payment or to pay for any Shares tendered pursuant to the Offer if:

(a) there shall not have been validly tendered and not properly withdrawn immediately prior to the expiration of the Offer that number of Shares that, when added to the Shares owned by Purchaser, represents at least 79% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, in each case as of the expiration of the Offer (the “Minimum Condition”); or

(b) the applicable waiting period (and any extension thereof) under the HSR Act shall have neither expired nor been terminated (the “HSR Condition”); or

(c) neither a clearance decision by the German FCO has been adopted under the German Act Against Restraints of Competition nor the applicable statutory review period under that Act has expired, in connection with the Merger Agreement and the transactions contemplated thereby (the “Foreign Antitrust Condition”); or

(d) at any time after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur and be continuing as of the expiration of the Offer:

(i)	a governmental entity of competent jurisdiction shall have issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the making or consummation of the Offer, the exercise or consummation of the Top-Up Option (if exercise of the Top-Up Option is necessary to ensure that Parent and Purchaser own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis) or the consummation of the Merger (the “Governmental Authority Condition”);

(ii)	any of the representations and warranties of the Company set forth in the Merger Agreement (A) relating to certain of the Company’s SEC filings, certain of the Company’s financial statements and annual reports, the absence of material weaknesses in the Company’s internal controls over financial reporting, certain anti-takeover provisions, and the receipt of the opinion of the Company’s financial advisor shall not be true and correct in all respects as of the date of the Merger Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct as of such specified date), (B) relating to the Company’s capitalization and certain recent SEC filings shall not be true and correct in all material respects as of the date of the Merger Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct in all material respects as of such specified date), or (C) other than the representations and warranties referred to in clause (A) or (B) above shall not be true and correct as of the date of the Merger Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent any such representation and warranty speaks as of an earlier specified date, in which case such representation and warranty shall not have been true and correct as of such specified date); provided, however, that for purposes of determining the satisfaction of the condition in clause (C), no effect shall be given to any exception in such representations and warranties relating to materiality or Company Material Adverse Effect, and instead, for purposes of the condition in clause (C), such representations and warranties shall be deemed true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, as has had or would be expected to have a Company Material Adverse Effect. Solely for purposes of clause (B) above, if one or more inaccuracies in those certain representations and warranties relating to the Company’s capitalization would cause the aggregate amount required to be paid by Parent or Purchaser to consummate the Offer and the Merger, refinance the indebtedness of the Company and pay all fees and expenses in connection therewith to increase by $10,000,000 or more, such inaccuracy or inaccuracies will be considered material;

(iii)	the Company shall have failed to perform or comply in all material respects with all obligations required to be performed by it under the Merger Agreement and to be performed or complied with by it on or prior to the Offer Closing;

(iv)	since the date of the Merger Agreement, there shall have occurred an effect, state of facts, occurrence, condition, event, development or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(v)	the Merger Agreement shall have been terminated in accordance with its terms (the “Termination Condition”); and

(vi)	if the exercise of the Top-Up Option is necessary to ensure that Purchaser owns at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis, the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn are insufficient for Parent and its affiliates to own at least 90% of the aggregate number of Shares outstanding on a Fully-Diluted Basis (the “Top-Up Condition”); or

(e) (i) Parent (either directly or through its subsidiaries) shall not have received the proceeds of the Debt Financing (or any Alternative Financing) and (ii) the lenders party to the Debt Financing Commitment (or any Alternative Financing Commitments) shall not have definitively and irrevocably confirmed in writing to Parent and the Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by Parent or Purchaser of the Equity Financing); provided that this clause (ii) shall not apply if the proceeds contemplated by clause (i) have been received)) (the “Financing Proceeds Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

In the Merger Agreement, the Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or make any change in the terms of or conditions to the Offer; provided, however, that, without the written consent of the Company, neither Parent nor Purchaser shall: (i) waive or change the Minimum Condition or the Termination Condition (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) terminate, extend or otherwise change the expiration date of the Offer, except as otherwise provided in the Merger Agreement; (vi) provide any “subsequent offering period” with the meaning of Rule 14d-11 under the Exchange Act; or (vii) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer in any manner adverse to the holders of the Shares.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by NMP, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. NMP and the Company filed on November 9, 2012 Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York time, on November 26, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by NMP, as the ultimate parent entity of Purchaser, with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with NMP’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action by the FTC, the Antitrust Division, or any state or any other person is commenced and results in an order that has the effect of enjoining or otherwise preventing the consummation of the Offer or the Merger, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

The Offer and the Merger are subject to notification to the German Federal Cartel Office (“German FCO”). As such, a condition of this Offer is either one of the following occurrences: (i) the German FCO, acting under the German Act Against Restraints of Competition, adopting a clearance decision, or (ii) the applicable statutory review period under that Act expiring without the German FCO taking a decision. See Section 15 — “Certain Conditions of the Offer. RP LLC and RHI made the requisite filing with the German FCO on November 12, 2012. Accordingly, the required one month waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Central European Time, on December 12, 2012 unless earlier terminated by the German FCO or the German FCO launching a Phase 2 investigation. If within the one calendar month waiting period the German FCO launches a Phase 2 investigation, the waiting period with respect to the Offer and the Merger would be extended for a further three calendar months.

The German FCO will scrutinize the legality under the German Act Against Restraints of Competition of Purchaser’s proposed acquisition of the Company. If the German FCO believes that the Offer would violate the German Act Against Restraints of Competition by creating or reinforcing a dominant position in any market affected by the Offer and the Merger, the German FCO may issue a prohibition decision or it may impose conditions to the completion of the Offer (e.g., divestitures). While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that the German FCO will not open a Phase 2 investigation of the Offer and what the result of such Phase 2 investigation will be. If any such action by the German FCO is commenced and results in a decision that has the effect of enjoining or otherwise preventing the consummation of the Offer or the Merger, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has taken all actions necessary such that the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to Parent, Purchaser, or RHI in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Legal Proceedings

On November 2, 2012, a purported stockholder of the Company filed a putative class action lawsuit, captioned D’Agostino v. JDA Software Group, Inc., Case No. CV2012-056375, in the Superior Court of the State of Arizona. The action, brought against the Company, members of the Company’s Board, RedPrairie and Parent, alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement and agreeing to the transactions contemplated thereby because the price to be paid to the Company’s stockholders is allegedly unfairly low, because the Company allegedly did not conduct an adequate auction, and because the Merger and the transactions contemplated thereby was allegedly motivated by the ability of directors and officers of the Company to achieve accelerated vesting and exercise rights for various Company stock options, performance share units and restricted stock units. RedPrairie and Parent are alleged to have aided and abetted the directors in their breaches of fiduciary duty. The complaint seeks declaratory and injunctive relief, including an injunction to prevent the Merger from closing, and attorneys’ fees.

17.	Appraisal Rights.

You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, the Company stockholders who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to such meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the Merger.

FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF LAW PERTAINING TO APPRAISAL RIGHTS UNDER DELAWARE LAW AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO DELAWARE LAW.

YOU CANNOT EXERCISE APPRAISAL RIGHTS AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO YOUR ALTERNATIVES IF THE MERGER IS CONSUMMATED. AS REQUIRED BY SECTION 262 OF THE DGCL, IF YOU ARE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER, YOU WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH, INCLUDING THE TEXT OF THE RELEVANT PROVISIONS OF DELAWARE LAW, BEFORE YOU HAVE TO TAKE ANY ACTION RELATING THERETO. THIS SUMMARY OF APPRAISAL RIGHTS UNDER THE DGCL IS NOT COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL AND THE OFFER.

IF YOU SELL YOUR SHARES IN THE OFFER, YOU WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT TO YOUR SHARES BUT, RATHER, WILL RECEIVE THE OFFER PRICE THEREFOR. IF YOU ARE CONSIDERING DEMANDING APPRAISAL, YOU ARE ADVISED TO PROMPTLY CONSULT LEGAL COUNSEL.

18.	Fees and Expenses.

The Parent and Purchaser have retained Greenhill & Co., LLC to be the Dealer Manager, MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

Greenhill will receive customary compensation for its services as our financial advisors in connection with the Offer (including their services as the Dealer Manager). We have also agreed to reimburse Greenhill for reasonable out-of-pocket expenses incurred in performing its services (including the fees and expenses of outside counsel) and to indemnify Greenhill against certain liabilities in connection with its services as financial advisor and/or the Dealer Manager, respectively, including certain liabilities under the U.S. federal securities laws.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

RP Crown Acquisition Sub, LLC

November 15, 2012

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER AND THE OFFEROR GROUP

Purchaser, Parent and Holdco are each single member managed limited liability companies, and are not engaged in any business. Purchaser, Parent and Holdco were formed to acquire the Company, and RP LLC was formed by NMP to hold its shares in RHI. The managing member of RP LLC is NMP. The general partner of NMP is New Mountain Investments III, L.L.C. (“NMI”), the principal business of which is serving as the general partner of NMP. The manager of NMP is NMC. The managing member of NMC is New Mountain Capital Group, L.L.C. (“New Mountain Capital Group”), the managing member of which is Steven B. Klinsky. Mr. Klinsky is also the managing member of NMI. Mr. Klinsky is a United States citizen. The business address of each of Purchaser, Parent, Holdco, RP LLC, NMP, NMI, NMC, New Mountain Capital Group and Mr. Klinsky is c/o New Mountain Capital, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York 10019 and the telephone number of each of them is 212-720-0300. Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer and sole member of NMC.

The business address of RHI is c/o RedPrairie Corporation, 3905 Brookside Parkway, Alpharetta, Georgia 30022. Its business telephone number is 877-733-7724. RHI’s principal business is to be the holding company of RedPrairie Corporation. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of RHI. Unless otherwise indicated, the address and telephone number of each person listed below is c/o RedPrairie Corporation, 3905 Brookside Parkway, Alpharetta, GA 30022, 877-733-7724. Unless otherwise indicated, each of the persons listed is a United States citizen.

Name and Citizenship	Position with RHI, Present Principal Occupation or Employment, Address, and Material Positions Held During Past Five Years

R. Michael Mayoras	Chief Executive Officer and Director, RedPrairie Corporation, 20700 Swenson Drive, Waukesha, WI 53186

Laura L. Fese	Executive Vice President,, Chief Legal Officer, and Corporate Secretary, RedPrairie Corporation, 20700 Swenson Drive, Waukesha, WI 53186

Paul J. Ilse	Executive Vice President, Chief Financial Officer, and Treasurer, RedPrairie Corporation

Joseph D. Juliano	President — Americas, RedPrairie Corporation

Steven G. Stanislaus	Executive Vice President — Human Resources, RedPrairie Corporation

Gary Conway	Executive Vice President, Chief Marketing Officer, RedPrairie Corporation; Executive Vice President, Chief Marketing Officer, Progress Software (2008-2012)

John Kopcke	Executive Vice President-Product Development and Chief Technology Officer, RedPrairie Corporation

Alok Singh	Chairman of the Board; Managing Director of NMC, c/o New Mountain Capital, L.L.C., 787 Seventh Avenue, 49th Floor, New York, NY 10019, 212-720-0300

Peter Masucci	Director; Managing Director of NMC, c/o New Mountain Capital, L.L.C., 787 Seventh Avenue, 49th Floor, New York, NY 10019, 212-720-0300

Lawrence V. Jackson	Director; Senior Advisor, NMC; Chairman, Service Mark, LLC; Executive Vice President, President and Chief Executive Officer, Global Procurement, WalMart Stores, Inc. (until 2007)

Janet R. Perna	Director; Technology Consultant

Name and Citizenship	Position with RHI, Present Principal Occupation or Employment, Address, and Material Positions Held During Past Five Years

Thomas Manley (Canadian citizen)	Director; Private Investor; Chief Financial Officer, Avaya Inc. (2008-09); Chief Financial Officer and Senior Vice President of Administration, Cognos, Inc. (2001-08)

Nanci E. Caldwell	Director; Technology Consultant

Tim Pawlenty	Director; Chief Executive Officer and President, Financial Services Roundtable; Senior Advisor, Vector Capital (until 2012); Governor, Minnesota (until 2011)

Martin A. Hiscox (U.K. citizen)	Director; Chairman and Chief Executive Officer, Masternaut Group Holdings LTD; President-International, RedPrairie Corporation (2007-2012)

The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver such Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Toll-free (877) 248-6417

(781) 921-8317

Fax: (718) 234-5001

Questions and requests for assistance may be directed to the Information Agent at its address, telephone numbers and email address set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500

(800) 322-2885 (Toll Free)

Email: tenderoffer@mackenziepartners.com